Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

03 MAR -6 AM 7:21

25th February 2003

03007181

Securities and Exchange Commission
Office of International Corporate Financ
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Dairy Farm International Holdings Limited

We enclose for your information copies of the following documents issued today in respect of the above company:-

1. 2002 Preliminary Announcement of Results;
2. Preliminary Financial Statements for the year ended 31st December 2002; and
3. A press release.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

encl.

dlw 3/7

S:\Win\PR-Announcement\PRelease\DFIH\DF-final results.doc\4

PRESS RELEASE

Dairy Farm International Holdings Ltd
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

To: Business Editor

For immediate release

DAIRY FARM LAUNCHES TENDER OFFER TO REPURCHASE SHARES

25th February 2003 – Dairy Farm International Holdings Limited today announced that it intended to return cash to shareholders through a Tender Offer for the repurchase of part of its outstanding share capital. The proposal gives shareholders the choice between selling Shares at a significant premium to the recent market price and increasing their proportionate stake in the Company by retaining their Shares.

Tenders will be invited in the range of US$0.96 to US$1.10 per Share. The price range represents a premium of between 12.3 per cent. and 28.7 per cent. over the closing price of the Shares on the Singapore Stock Exchange on 24th February 2003 and a premium of between 16.7 per cent. and 33.7 per cent. over the average closing price of the Shares on the Singapore Stock Exchange for the 30 market days immediately prior to this announcement. The Tender Offer will be for up to 170 million Shares (representing approximately 11 per cent. of the Company's issued share capital). If fully subscribed, this will result in the Company returning between US$163 million and US$187 million to shareholders.

Background

In mid 2002, Dairy Farm sold its profitable Woolworths New Zealand operation at a significant profit, with net proceeds of US$285 million.

Underlying earnings per Share for 2002 rose from US¢2.02 to US¢6.66. Including the profit on sale of Woolworths New Zealand, the basic earnings per Share were US¢22.43 compared to US¢1.82 per Share in 2001.

Dairy Farm resumed dividend payments in 2002 by declaring an interim dividend, which was paid in October. The Board is recommending a final dividend of US¢2.00 per Share, payable on 14th May 2003, resulting in a total dividend of US¢3.00 per Share in respect of 2002. Shares successfully tendered will not be entitled to participate in this final dividend.

03 MAR -5 AM 7:21

- more -

Issued by: **Dairy Farm Management Services Ltd**
Incorporated in Bermuda with limited liability
5/F Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

In February 2002, Dairy Farm undertook a tender offer which resulted in the Company returning US$127.5 million to shareholders by purchasing 170 million Shares (representing approximately 10 per cent. of Dairy Farm's then issued share capital) at a strike price of US$0.75 per Share. The tender offer was oversubscribed and tendered Shares were scaled back under the terms of the tender offer.

The Dairy Farm Group has a substantial net cash position, mainly due to the proceeds from the disposal of Woolworths New Zealand. After taking account of the Company's investment requirements, the Directors consider it appropriate to make another tender offer to shareholders.

Benefits of the Tender Offer

The benefits of the Tender Offer to shareholders are that:

- it will offer shareholders a return of capital whilst leaving Dairy Farm soundly financed;
- to the extent subscribed, it will enhance earnings per Share; and
- it will give shareholders the choice between selling Shares at a significant premium to the recent market price and increasing their proportionate stake in the Company by retaining their holdings.

Dairy Farm has no intention of making any further premium tender offer to shareholders in the year ahead.

Further Terms

The Tender Offer will close on 28th March 2003.

Full details of the Tender Offer, including the terms and conditions on which it is being made, are set out in a circular which will be posted to shareholders on 27th February 2003.

The Tender Offer is available to all Registered Shareholders with registered addresses outside Canada, Japan, Malaysia and South Africa. In addition, the Tender Offer will also be available to depositors holding Shares through the CDP scripless system in Singapore. Holders of American Depositary Shares will be required to withdraw the relevant Shares from the US Depositary in order to participate in the Tender Offer.

Jardine Strategic Group
The Directors have been informed that the Jardine Strategic Group has no present intention of tendering its Shares under the Tender Offer in respect of its holding of approximately 1,029 million Shares representing approximately 67.1 per cent. of the currently issued share capital of Dairy Farm.

If 170 million Shares are repurchased, Jardine Strategic Group's shareholding in Dairy Farm would increase to approximately 75.5 per cent. of the issued share capital of the Company.

Preliminary Results
The announcement of Dairy Farm's preliminary results for the year ended 31st December 2002, which contains an operational review of the Dairy Farm Group businesses for the year 2002 and discusses the outlook for the year 2003, is set out in the circular which will be posted to shareholders on 27th February 2003.

The Dairy Farm Group
Dairy Farm is a leading pan-Asian retailer. At 31st December 2002, the Dairy Farm Group and its associates operated 2,300 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants; employed 52,500 people in the region; and had 2002 total sales from continuing operations of US$4.0 billion. Dairy Farm is a member of the Jardine Matheson Group.

- end -

For further information, please contact:

Dairy Farm Management Services Limited
Ronald J Floto (852) 2299 1881
Howard Mowlem (852) 2299 1896
email: hmowlem@dairy-farm.com.hk

Golin/Harris Forrest
John Morgan (852) 2501 7939
email: john.morgan@golinharris.com.hk

This and other Group announcements can be accessed through the Internet at 'www.dairyfarmgroup.com'.

P R E S S R E L E A S E

Dairy Farm International Holdings Ltd
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

To: Business Editor

25th February 2003
For immediate release

The following announcement was today issued to the London Stock Exchange.

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
2002 PRELIMINARY ANNOUNCEMENT OF RESULTS

Highlights

- Strong profit recovery
- Progress in all our Hong Kong operations
- Good performances in Singapore, Malaysia and Taiwan
- Sale of Woolworths New Zealand completed
- Return of capital offered

"The Group has a strong balance sheet with businesses that are well tailored to their individual markets. Our priority remains to build our existing operations, with particular emphasis on expanding our hypermarket activities and on the development of our business in China."

Simon Keswick, *Chairman*
25th February 2003

Results

Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	Year ended 31st December 2002 US$m	2001 US$m	Change %
Sales from continuing operations			
- subsidiaries	**2,987**	2,802	+7
- include associates	**3,965**	3,714	+7
Underlying net profit	**102**	33	100+
Net profit	**343**	30	100+
Underlying EBITDA to sales	**5.8%**	4.6%	+1.2%
	US¢	US¢	%
Underlying earnings per share	**6.66**	2.02	100+
Earnings per share	**22.43**	1.82	100+
Dividends per share	**3.00**	-	100+

* The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS'), which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in the above summary, the Chairman's Statement and Group Chief Executive's Review are based on this supplementary financial information unless otherwise stated.

The final dividend of US¢2.00 per share will be payable on 14th May 2003, subject to approval at the Annual General Meeting to be held on 7th May 2003, to shareholders on the register of members at the close of business on 4th April 2003. The ex-dividend date will be on 2nd April 2003, and the share registers will be closed from 7th to 11th April 2003, inclusive.

- more -

Issued by: **Dairy Farm Management Services Ltd**
Incorporated in Bermuda with limited liability
5/F Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

PRELIMINARY ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST DECEMBER 2002

OVERVIEW

Dairy Farm achieved a significant improvement in its results in 2002 from a broadly based increase in earnings, despite difficult economic conditions prevailing in the region. The Group's strategy in recent years has been to focus on Asian businesses, which are regarded as having good long-term growth potential. To this end, the subsidiary in New Zealand was sold at a significant premium. The Group remains active in expanding its existing operations and is also seeking new opportunities for growth in the region.

RESULTS

The Group's continuing operations showed a substantial increase in underlying profit in 2002, rising by US$69 million to US$102 million for the year. This result was built on a 7% increase in sales, including associates, to US$4.0 billion, combined with an overall reduction in the cost of doing business. Net profit, including the profit on sale of Woolworths New Zealand, was US$343 million, compared to US$30 million in 2001.

Underlying earnings per share were further enhanced by share repurchases and rose from US¢2.02 to US¢6.66. Including the profit on sale of Woolworths, the basic earnings per share were US¢22.43, compared to US¢1.82 per share in 2001.

In view of the improvement in the Group's performance, the Board is recommending a final dividend of US¢2.00 per share, payable on 14th May 2003 to shareholders registered on 4th April 2003. This will give a total dividend of US¢3.00 per share in respect of 2002. The Company paid no dividend in 2001.

CORPORATE DEVELOPMENTS

Dairy Farm sold Woolworths, its New Zealand supermarket business, in June 2002 producing a gain on sale of US$231 million and a net cash inflow of US$285 million. Since its acquisition in 1990 Woolworths had operated profitably, but with the Group's increasing Asian focus, it became peripheral to the Group's primary strategy despite its excellent management record.

In 2002 the Company repurchased some ten per cent. of its share capital in a tender offer at a total cost of approximately US$130 million. The Group retains a substantial net cash position of US$400 million. In the circumstances, the Directors consider it appropriate to offer a return of value to shareholders by proposing to repurchase up to 170 million shares, representing some 11% of the current issued share capital. This is to be carried out by way of a tender offer at a price range of US$0.96 to US$1.10 per share. The proposal gives shareholders a choice to sell shares at a significant premium to the recent market price or to increase their proportionate stake by retaining their shares. A circular containing full details of the tender offer is being sent to shareholders.

OPERATIONS

The Group's businesses in Southeast Asia achieved a substantial increase in sales and profits in 2002, largely due to the improved performance of the Singapore operations and the successful development of Giant hypermarkets in Malaysia. The Group opened six hypermarkets in Southeast Asia, including its first two in Indonesia. Dairy Farm will continue to expand the Giant network and strengthen its position as Southeast Asia's leading hypermarket retailer.

The IKEA home furnishings business in Hong Kong and Taiwan was purchased in October for US$27 million. IKEA is a world-leading home furnishings brand, and the Group is well placed in terms of experience and resources to develop its network of outlets.

Profits in North Asia also showed significant improvement. Mannings health and beauty stores in Hong Kong had an excellent year and continued to win market share. The performance of Wellcome Hong Kong also improved as the business continued its turnaround. The expansion of the 7-Eleven network in Guangdong gathered pace as 61 stores were added to end the year with 127 outlets. The Group has also continued to expand Wellcome Taiwan and the acquisition of a 22-outlet chain in early 2003 increased its total outlets to 144. In December, Dairy Farm entered the South Korean market through a joint venture with CJ Corporation to operate health and beauty stores.

Maxim's, the Group's Hong Kong restaurant joint venture, produced an improved result and continued to expand its successful Starbucks business with 12 stores added in Hong Kong and the first stores opened in Macau and Shenzhen.

OUTLOOK

In conclusion, the Chairman, Simon Keswick said, "The Group has a strong balance sheet with businesses that are well tailored to their individual markets. Our priority remains to build our existing operations, with particular emphasis on expanding our hypermarket activities and on the development of our business in China."

GROUP CHIEF EXECUTIVE'S REVIEW

The Group achieved significant improvements in 2002 despite economic and competitive challenges in the region. The results affirm our decision to focus the Group on Asian markets.

MILESTONES

We completed several transactions, and reached important milestones during the year:

- In April, we repurchased 170 million shares, representing some ten per cent. of our issued capital, for a total cost of US$130 million.
- In June, we sold our New Zealand supermarket business, Woolworths, producing a gain on sale of US$231 million and generating cash of US$285 million. We are grateful for the professionalism and dedication of the Woolworths management and staff throughout our ownership.
- In October, we acquired five supermarkets in Taiwan, and just after year-end we continued this expansion by acquiring the Kayo chain of 22 supermarkets, increasing the total outlets to 144.
- Also in October, we acquired IKEA Hong Kong and Taiwan for US$27 million. We look forward to integrating this well-known home furnishings business into the Group, improving the sales trend and expanding the network.
- In December, we commenced operations in South Korea through a 50:50 joint venture with CJ Corporation to operate health and beauty stores. The joint venture currently operates five outlets, and we look forward to growing the business in this promising new market.
- We opened six Giant hypermarkets in Southeast Asia, comprising the launch of two in Indonesia, a further three in Malaysia and one in Singapore. We now operate 13 hypermarkets.
- 7-Eleven China celebrated its 100th store in Guangdong Province in August, and ended the year with 127 stores.
- Maxim's opened its first Mainland China Starbucks outlet in Shenzhen, as well as its first outlet in Macau.

REGIONAL REVIEW

SOUTH ASIA

Singapore

Singapore continued to achieve good growth, particularly in hypermarkets and Cold Storage supermarkets. We ended the year with 38 outlets, after opening five new stores. Cold Storage continues to develop the middle and upper market segments.

A third Giant hypermarket was opened in November with promising results. The established hypermarkets continue to improve performance. Giant's strategy of 'Great Value, Big Variety' has proved very popular, and we are confident of continued growth.

Guardian expanded significantly during the year, opening 12 new stores to reach 102 stores by year-end. Results improvements were in line with our plan to increase market share in both the prescription drugs and the health and beauty sectors.

7-Eleven, Singapore's leading convenience store chain, again performed strongly with results improving for the fourth consecutive year. Eighteen stores were opened during the year, which ended with 173 outlets, including 62 franchised stores. The extensive network of stores enabled 7-Eleven to expand its income generating services, including utility and phone bill payments and 'topping up' of cash cards.

Photo Finish improved on its prior year result. We continued to invest in new technology to establish Photo Finish as a leading digital imaging business. Online printing through the internet was introduced to make our digital printing service more convenient, and 'budget print' service was introduced in all Dairy Farm's retail outlets in Singapore. We are exploring options for regional expansion of Photo Finish.

Malaysia

Giant had a successful year in 2002, opening three new hypermarkets including our first on Malaysia's east coast at Kuantan. At year-end, the chain comprised eight hypermarkets and 11 supermarkets, making Giant the leading retailer in Malaysia. In 2003, we aim to open additional outlets.

Guardian was again one of the Group's best performing businesses, achieving record results. 16 new stores were added, bringing the total to 96 outlets. As the leading pharmacy chain in Malaysia, the Guardian brand is widely recognised for service and product range. Guardian will continue to expand its network of stores in 2003.

Indonesia

Hero supermarkets had a difficult year, due to both intense competition from foreign hypermarkets and government mandated increases in utility, transport and labour costs. Hero launched the Giant hypermarket format during the year, with the first store in Jakarta and a second in Surabaya. We are confident the Giant format is well suited to the Indonesian market and plan to open more outlets in 2003. Hero also opened 15 supermarkets during the year and closed seven, bringing the supermarket total to 91 at year end. Hero is Indonesia's leading food retailer, and Giant represents an important strategic move to complement the successful Hero supermarket format.

India

Foodworld, the Group's 49%-owned supermarket joint venture, opened 16 new stores bringing the total to 84 outlets. These outlets are located over five regional cities in Southern India. The costs associated with this rapid expansion programme meant that the business made a small loss for the year. We remain confident in the long-term potential of the Indian market and look forward to continuing to expand the chain.

Health and Glow, the Group's 50%-owned health and beauty joint venture, enjoyed an improved year. The business is profitable at store level, but incurred a small net loss due to the limited scale of operations.

NORTH ASIA

Hong Kong

Hong Kong continued to be a very challenging market with intense competition, high unemployment and a fourth year of deflation. Against this background, our businesses performed well.

Wellcome showed substantial improvement in 2002 with a modest increase in sales and significant reduction of expenses. The proportion of fresh sales, which over time will drive sales and improve margins, continues to grow. Investment returns are not yet at acceptable levels and we are targeting continued improvements. In accordance with our policy of providing a modern and well-equipped shopping environment, we completed 22 major store refurbishments during the year and opened seven new stores.

7-Eleven convenience stores had a challenging year with only a modest sales increase. We opened 39 stores during the year, bringing the store count to 477, including 256 franchised stores. Future growth will be achieved by adding stores and by providing innovative services and new products.

Mannings continued to perform strongly in Hong Kong's health and beauty sector. Targeted merchandising complemented by superior customer service and timely promotions resulted in another year of improved results. The total number of outlets increased to 189 after opening 21 stores during the year. Mannings was awarded Hong Kong's Retailer of the Year in its category for the third consecutive year. We are confident of significant growth opportunities for Mannings and will continue to expand this successful business.

IKEA, the home furnishings business operating in Hong Kong and Taiwan, was acquired in October and its first meaningful contribution to the Group result will be 2003. IKEA is a leading brand with an excellent range of merchandise. We look forward to integrating this business into the Group and expanding its network of stores, particularly in Taiwan.

Ice manufacturing and cold store operations achieved satisfactory returns relative to the industry. We are confident the returns will improve with a turnaround in the economy and are currently reviewing new strategies for the business.

Maxim's, our 50%-owned restaurant associate, had a challenging year. While sales fell slightly, net profit increased thanks to effective cost savings programs implemented during the year. The results of the fast food division were impacted by severe price competition. Starbucks continued to develop successfully, with 35 outlets opened in Hong Kong since its launch in mid-2000. We also opened the first stores in Macau and Shenzhen during 2002.

- more -

Mainland China

7-Eleven opened 61 convenience stores in Guangdong and Shenzhen, for a total of 127 stores by year-end. The chain has not yet reached the critical mass necessary to generate a profit but continues to expand and evolve to meet consumer demands.

Taiwan

Wellcome supermarkets had another excellent year with significantly improved results. Store operating costs and margins were tightly controlled. The extension of 24-hour trading to more stores, and aggressive investment in new stores, contributed to the improved performance. We opened nine new stores and acquired a further five supermarkets during the year. Just subsequent to year end, 22 Kayo supermarkets were acquired. This significant growth will strengthen our leading position in the supermarket sector.

Korea

We are confident that our new joint venture with CJ Corporation will provide a successful means of entry into the dynamic Korean market. The joint-venture commenced operations in December with five Olive Young health and beauty stores in Seoul. Our initial investment was US$5 million and we plan to expand the chain aggressively.

STRATEGY AND PRIORITIES

Our strategy remains unchanged:

- Focus on retailing in Asia;
- Profitable formats tailored to local markets;
- Leading positions in developing markets; and
- Efficient support functions: shared logistics, procurement and administration.

Our priorities for investment will continue to be:

- Expansion of hypermarkets in Malaysia, Indonesia and Singapore;
- Extending convenience store operations in Mainland China;
- Bolt-on acquisitions in existing markets; and
- Entering other Asian markets.

OUTLOOK

The Dairy Farm team has achieved improvements in 2002 despite difficult economic times. Asia remains a challenging and uncertain economic environment, but one of promise as well. We are confident we have the retailing expertise and formats to succeed.

I wish to thank all the staff at Dairy Farm for their hard work and achievements in 2002.

Ronald J Floto
Group Chief Executive
25th February 2003

Dairy Farm International Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	*Note*		**2002 US$m**	2001 US$m
4,924.5	**3,354.0**	*3*	Sales	**3,354.0**	4,924.5
(3,592.2)	**(2,375.3)**		Cost of sales	**(2,375.3)**	(3,592.2)
1,332.3	**978.7**		Gross margin	**978.7**	1,332.3
9.7	**8.4**		Other operating income	**8.4**	9.7
(1,092.6)	**(728.8)**		Selling and distribution costs	**(728.4)**	(1,092.3)
(234.5)	**(161.9)**		Administration and other operating expenses	**(161.9)**	(234.5)
-	**230.9**	*5*	Net profit on sale of Woolworths	**230.9**	-
-	**(4.0)**		Property revaluation deficits and impairment charge	**(4.0)**	-
37.5	**5.2**	*5*	Net gain on disposal of Franklins' assets	**5.2**	37.5
17.3	**-**	*5*	Net profit on sale of Sims	**-**	17.3
(6.6)	**-**		Restructuring costs of Wellcome Delivers	**-**	(6.6)
(12.9)	**-**	*6*	Impairment of assets in Hong Kong	**-**	(12.9)
50.2	**328.5**	*4*	Operating profit	**328.9**	50.5
(35.2)	**(3.8)**		Net financing charges	**(3.8)**	(35.2)
34.0	**33.7**	*4*	Share of results of associates and joint ventures	**33.7**	34.0
49.0	**358.4**		Profit before tax	**358.8**	49.3
(19.0)	**(16.2)**	*7*	Tax	**(16.2)**	(19.0)
(0.2)	**0.6**		Minority interests	**0.6**	(0.2)
29.8	**342.8**		**Net profit**	**343.2**	30.1

US¢	**US¢**			**US¢**	US¢
		8	**Earnings per share**		
1.80	**22.41**		- basic	**22.43**	1.82
1.80	**22.33**		- diluted	**22.36**	1.82
		8	**Underlying earnings per share**		
2.00	**6.64**		- basic	**6.66**	2.02
2.00	**6.62**		- diluted	**6.64**	2.02

* *The basis of preparation of this supplementary financial information is set out in note 1 on page 15.*

Dairy Farm International Holdings Limited
Consolidated Balance Sheet
at 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
			Net operating assets		
70.1	**79.0**	*10*	Goodwill	**79.0**	70.1
549.5	**479.0**	*10*	Tangible assets	**624.9**	702.2
40.9	**42.0**		Leasehold land payments	**-**	-
117.0	**135.6**		Associates and joint ventures	**143.1**	126.0
7.0	**10.7**		Deferred tax assets	**10.7**	7.0
29.6	**31.1**		Other non-current assets	**31.1**	29.6
814.1	**777.4**		Non-current assets	**888.8**	934.9
279.0	**260.2**		Stocks	**260.2**	279.0
128.1	**79.6**		Debtors and prepayments	**79.6**	128.1
511.0	**608.4**		Bank balances	**608.4**	511.0
918.1	**948.2**		Current assets	**948.2**	918.1
(753.2)	**(738.2)**		Creditors and accruals	**(738.2)**	(753.2)
(69.2)	**(2.0)**		Borrowings	**(2.0)**	(69.2)
(9.2)	**(14.8)**		Current tax liabilities	**(14.8)**	(9.2)
(831.6)	**(755.0)**		Current liabilities	**(755.0)**	(831.6)
86.5	**193.2**		Net current assets	**193.2**	86.5
(351.6)	**(205.9)**		Long-term borrowings	**(205.9)**	(351.6)
(20.6)	**(18.4)**		Deferred tax liabilities	**(18.4)**	(20.6)
(1.8)	**(6.8)**		Other non-current liabilities	**(6.8)**	(1.8)
526.6	**739.5**			**850.9**	647.4
			Capital employed		
92.0	**82.3**	*11*	Share capital	**82.3**	92.0
149.0	**24.6**	*11*	Share premium	**24.6**	149.0
283.5	**631.1**		Revenue and other reserves	**742.5**	404.3
524.5	**738.0**		Shareholders' funds	**849.4**	645.3
2.1	**1.5**		Minority interests	**1.5**	2.1
526.6	**739.5**			**850.9**	647.4

* *The basis of preparation of this supplementary financial information is set out in note 1 on page 15.*

Dairy Farm International Holdings Limited
Consolidated Statement of Changes in Shareholders' Funds
for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	Note		**2002 US$m**	2001 US$m
454.0	**524.5**		At 1st January	**645.3**	575.0
			Revaluation of Properties		
-	**6.9**		- net revaluation surplus/(deficit)	**(2.3)**	-
-	**0.9**		- deferred tax	**0.9**	-
			Net exchange translation differences		
(0.8)	**18.6**		- amount arising in year	**18.0**	(1.3)
-	**(2.0)**		- disposal of Woolworths	**(2.0)**	-
35.4	**-**		- disposal of Franklins' assets	**-**	35.4
			Cash flow hedges		
-	**(4.8)**		- fair value losses	**(4.8)**	-
5.7	**-**		- transfer to consolidated profit and loss account	**-**	5.7
40.3	**19.6**		Net gains not recognised in consolidated profit and loss account	**9.8**	39.8
29.8	**342.8**		Net profit	**343.2**	30.1
-	**(14.8)**	*9*	Dividends	**(14.8)**	-
0.1	**1.1**	*11*	Exercise of share options	**1.1**	0.1
-	**(135.2)**	*11*	Repurchase of shares	**(135.2)**	-
0.3	**-**		Change in attributable interests	**-**	0.3
524.5	**738.0**		At 31st December	**849.4**	645.3

* *The basis of preparation of this supplementary financial information is set out in note 1 on page 15.*

Dairy Farm International Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
			Operating activities		
50.2	**328.5**		Operating profit	**328.9**	50.5
130.2	**104.7**		Depreciation and amortisation	**104.3**	129.9
(31.1)	**(217.1)**	*12a*	Other non-cash items	**(217.1)**	(31.1)
30.2	**63.6**		Decrease in working capital	**63.6**	30.2
19.0	**8.4**		Interest received	**8.4**	19.0
(54.8)	**(12.7)**		Interest and other financing charges paid	**(12.7)**	(54.8)
(12.1)	**(12.9)**		Tax paid	**(12.9)**	(12.1)
131.6	**262.5**			**262.5**	131.6
26.4	**23.8**		Dividends from associates and joint ventures	**23.8**	26.4
158.0	**286.3**		Cash flows from operating activities	**286.3**	158.0
			Investing activities		
(126.8)	**(118.4)**		Purchase of tangible assets	**(118.4)**	(126.8)
(11.7)	**(23.8)**	*12b*	Purchase of subsidiaries	**(23.8)**	(11.7)
(1.0)	**(0.6)**		Store acquisitions	**(0.6)**	(1.0)
(5.9)	**(6.0)**		Purchase of associates and joint ventures	**(6.0)**	(5.9)
27.9	**2.4**		Sale of tangible assets and leasehold land	**2.4**	27.9
-	**275.9**	*12c*	Sale of Woolworths	**275.9**	-
53.6	-		Sale of Sims	-	53.6
217.3	-		Disposal of Franklins' assets	-	217.3
0.1	-		Sale of an associate	-	0.1
153.5	**129.5**		Cash flows from investing activities	**129.5**	153.5
			Financing activities		
0.1	**1.1**		Issue of shares	**1.1**	0.1
-	**(135.2)**		Repurchase of shares	**(135.2)**	-
2.2	-		Capital contribution from minority shareholders	-	2.2
292.7	**201.8**		Drawdown of borrowings	**201.8**	292.7
(663.9)	**(352.5)**		Repayment of borrowings	**(352.5)**	(663.9)
-	**(14.8)**		Dividends paid by the Company	**(14.8)**	-
(368.9)	**(299.6)**		Cash flows from financing activities	**(299.6)**	(368.9)
(5.5)	**4.0**		Effect of exchange rate changes	**4.0**	(5.5)
(62.9)	**120.2**		Net increase/(decrease) in cash and cash equivalents	**120.2**	(62.9)
549.6	**486.7**		Cash and cash equivalents at 1st January	**486.7**	549.6
486.7	**606.9**		Cash and cash equivalents at 31st December	**606.9**	486.7

* *The basis of preparation of this supplementary financial information is set out in note 1 on page 15.*

Dairy Farm International Holdings Limited
Notes

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2002 which have been prepared in conformity with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and Interpretations issued by the International Accounting Standards Board. There have been no changes to the accounting policies described in the 2001 annual financial statements.

As explained in the 2001 annual financial statements, IFRS do not permit the valuation of leasehold interests in land. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 11 to 14 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

2. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS

	Prepared in accordance with IFRS					
	2002			2001		
	Continuing operations US$m	*Discontinued operations US$m*	*Total US$m*	*Continuing operations US$m*	*Discontinued operations US$m*	*Total US$m*
(a) Profit and Loss Account						
Sales	**2,987.2**	**366.8**	**3,354.0**	2,801.7	2,122.8	4,924.5
Cost of sales	**(2,104.5)**	**(270.8)**	**(2,375.3)**	(1,971.0)	(1,621.2)	(3,592.2)
Gross margin	**882.7**	**96.0**	**978.7**	830.7	501.6	1,332.3
Other operating income	**8.4**	**-**	**8.4**	9.6	0.1	9.7
Selling and distribution costs	**(661.9)**	**(66.9)**	**(728.8)**	(643.6)	(449.0)	(1,092.6)
Administration and other operating expenses	**(149.3)**	**(12.6)**	**(161.9)**	(162.3)	(72.2)	(234.5)
Net profit on sale of Woolworths	**-**	**230.9**	**230.9**	-	-	-
Property revaluation deficits and impairment charge	**(4.0)**	**-**	**(4.0)**	-	-	-
Net gain on disposal of Franklins' assets	**-**	**5.2**	**5.2**	-	37.5	37.5
Net profit on sale of Sims	**-**	**-**	**-**	-	17.3	17.3
Restructuring costs of Wellcome Delivers	**-**	**-**	**-**	(6.6)	-	(6.6)
Impairment of assets in Hong Kong	**-**	**-**	**-**	(12.9)	-	(12.9)
Operating profit	**75.9**	**252.6**	**328.5**	14.9	35.3	50.2
Net financing charges	**(2.3)**	**(1.5)**	**(3.8)**	(21.3)	(13.9)	(35.2)
Share of results of associates and joint ventures	**33.7**	**-**	**33.7**	34.0	-	34.0
Profit before tax	**107.3**	**251.1**	**358.4**	27.6	21.4	49.0
Tax	**(11.8)**	**(4.4)**	**(16.2)**	(13.8)	(5.2)	(19.0)
Minority interests	**0.6**	**-**	**0.6**	(0.2)	-	(0.2)
Net profit	**96.1**	**246.7**	**342.8**	13.6	16.2	29.8

2. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS (continued)

Prepared in accordance with IFRS

(b) Cash Flow Statement

	2002			2001		
	Continuing operations US$m	*Discontinued operations US$m*	*Total US$m*	*Continuing operations US$m*	*Discontinued operations US$m*	*Total US$m*
Operating activities						
Operating profit	75.9	252.6	328.5	14.9	35.3	50.2
Depreciation and amortisation	94.8	9.9	104.7	95.1	35.1	130.2
Other non-cash items	18.4	(235.5)	(217.1)	19.2	(50.3)	(31.1)
Decrease/(increase) in working capital	80.9	(17.3)	63.6	68.2	(38.0)	30.2
Interest received	8.2	0.2	8.4	18.7	0.3	19.0
Interest and other financing charges paid	(11.0)	(1.7)	(12.7)	(38.2)	(16.6)	(54.8)
Tax paid	(10.4)	(2.5)	(12.9)	(5.1)	(7.0)	(12.1)
	256.8	5.7	262.5	172.8	(41.2)	131.6
Dividends from associates and joint ventures	23.8	-	23.8	26.4	-	26.4
Cash flows from operating activities	280.6	5.7	286.3	199.2	(41.2)	158.0
Investing activities						
Purchase of tangible assets	(110.3)	(8.1)	(118.4)	(96.0)	(30.8)	(126.8)
Purchase of subsidiaries	(23.8)	-	(23.8)	(11.7)	-	(11.7)
Store acquisitions	(0.6)	-	(0.6)	(1.0)	-	(1.0)
Purchase of associates and joint ventures	(6.0)	-	(6.0)	(5.9)	-	(5.9)
Sale of tangible assets and leasehold land	0.9	1.5	2.4	26.1	1.8	27.9
Sale of Woolworths	-	275.9	275.9	-	-	-
Sale of Sims	-	-	-	-	53.6	53.6
Disposal of Franklins' assets	-	-	-	-	217.3	217.3
Sale of an associate	-	-	-	0.1	-	0.1
Cash flows from investing activities	(139.8)	269.3	129.5	(88.4)	241.9	153.5
Financing activities						
Issue of shares	1.1	-	1.1	0.1	-	0.1
Repurchase of shares	(135.2)	-	(135.2)	-	-	-
Capital contribution from minority shareholders	-	-	-	2.2	-	2.2
Drawdown on borrowings	201.8	-	201.8	287.6	5.1	292.7
Repayment of borrowings	(352.5)	-	(352.5)	(400.0)	(263.9)	(663.9)
Intercompany borrowings	294.7	(294.7)	-	(14.3)	14.3	-
Dividends paid by Company	(14.8)	-	(14.8)	-	-	-
Cash flows from financing activities	(4.9)	(294.7)	(299.6)	(124.4)	(244.5)	(368.9)
Effect of exchange rate changes	1.9	2.1	4.0	(1.8)	(3.7)	(5.5)
Net increase/(decrease) in cash and cash equivalents	137.8	(17.6)	120.2	(15.4)	(47.5)	(62.9)
Cash and cash equivalents at 1st January	469.1	17.6	486.7	484.5	65.1	549.6
Cash and cash equivalents at 31st December	606.9	-	606.9	469.1	17.6	486.7

- more -

3. SALES

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Analysis by geographical area:		
Company and subsidiaries		
• North Asia	**1,995.0**	1,917.6
• South Asia	**992.2**	884.1
	2,987.2	2,801.7
Discontinued operations		
• New Zealand	**366.8**	668.5
• Australia	**-**	1,422.7
• North Asia	**-**	31.6
	3,354.0	4,924.5
Analysis by business:		
Company and subsidiaries		
• Supermarkets/hypermarkets	**1,936.8**	1,848.7
• Convenience stores	**548.6**	514.4
• Drugstores/pharmacies	**466.3**	422.2
• Other	**35.5**	16.4
	2,987.2	2,801.7
Discontinued operations		
• Supermarkets	**366.8**	2,091.2
• Trading	**-**	31.6
	3,354.0	4,924.5

The Group operates in two regions: North Asia and South Asia. North Asia comprises Hong Kong, Mainland China, Taiwan and Korea. South Asia comprises Singapore, Malaysia, Indonesia and India.

4. SEGMENT OPERATING PROFIT AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	Prepared in accordance with IFRS					
	North Asia US$m	*South Asia US$m*	*New Zealand US$m*	*Australia US$m*	*Support Office US$m*	*Total US$m*
Analysis by geographical area:						
2002						
Company and subsidiaries						
Operating results	47.2	41.3	-	-	(8.6)	79.9
Property revaluation deficits and impairment charge	(3.0)	(1.0)	-	-	-	(4.0)
	44.2	40.3	-	-	(8.6)	75.9
Discontinued operations						
- Operating results	-	-	16.5	-	-	16.5
- Net profit on sale of Woolworths	-	-	230.9	-	-	230.9
- Write back on disposal of Franklins' assets	-	-	-	5.2	-	5.2
Segment operating profit/(loss)	44.2	40.3	247.4	5.2	(8.6)	328.5
Associates and joint ventures						
- Share of operating results	36.9	(1.7)	-	-	-	35.2
- Share of property revaluation deficits	(1.2)	(0.3)	-	-	-	(1.5)
	35.7	(2.0)	-	-	-	33.7
	79.9	**38.3**	**247.4**	**5.2**	**(8.6)**	**362.2**
2001						
Company and subsidiaries						
Operating results	19.3	31.0	-	-	(15.9)	34.4
Restructuring costs of Wellcome Delivers	(6.6)	-	-	-	-	(6.6)
Impairment of assets in Hong Kong	(12.1)	-	-	-	(0.8)	(12.9)
	0.6	31.0	-	-	(16.7)	14.9
Discontinued operations						
- Operating results	0.3	-	22.7	(42.5)	-	(19.5)
- Net profit on sale of Sims	17.3	-	-	-	-	17.3
- Net gain on disposal of Franklins' assets	-	-	-	37.5	-	37.5
Segment operating profit/(loss)	18.2	31.0	22.7	(5.0)	(16.7)	50.2
Associates and joint ventures						
Share of operating results	33.3	0.7	-	-	-	34.0
	51.5	31.7	22.7	(5.0)	(16.7)	84.2

Associates' and joint ventures' results include goodwill amortisation of US$2.0 million (2001: US$1.3 million) and impairment charge of US$1.3 million (2001: nil).

4. SEGMENT OPERATING PROFIT AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES (continued)

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Analysis by business:		
• Supermarkets/hypermarkets	**35.0**	4.2
• Convenience stores	**19.4**	18.8
• Drugstores/pharmacies	**29.6**	24.9
• Restaurants	**36.8**	32.9
• Other	**2.9**	3.5
	123.7	84.3
Support office	**(8.6)**	(15.9)
	115.1	68.4
Property revaluation deficits and impairment charge	**(5.5)**	-
Restructuring costs of Wellcome Delivers	-	(6.6)
Impairment of assets in Hong Kong	-	(12.9)
Discontinued operations		
- Operating results	**16.5**	(19.5)
- Net profit on sale of Woolworths	**230.9**	-
- Net profit on sale of Sims	-	17.3
- Net gain on disposal of Franklins' assets	**5.2**	37.5
	362.2	84.2

5. NET PROFIT ON DISPOSAL OF SUBSIDIARIES/ASSETS

(a) In June 2002, the Group completed the sale of its 100% interest in Woolworths New Zealand to a third party for US$284.7 million, and realised a net profit of US$230.9 million after recognition of a US$2.0 million cumulative exchange gain.

(b) The liquidation of Franklins in Australia continued during the year, and unused closure cost provisions amounting to US$5.2 million were reversed in 2002. In 2001, the managed sell-down of Franklins' assets realised gross proceeds of US$307.5 million, and a net gain of US$37.5 million after recognition of a US$35.4 million cumulative exchange loss.

(c) In February 2001, the Group disposed of its 100% interest in Sims, the wholesaling arm, to a third party at a profit of US$17.3 million.

6. IMPAIRMENT OF ASSETS IN HONG KONG

In December 2001, the Directors reviewed the carrying value of the Group's assets and based on an assessment of their value in use, an impairment charge of US$12.9 million was recognised, principally against the IT systems assets and the equipment at the Fresh Food Processing Centre in Hong Kong.

7. TAX

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Company and subsidiaries	**9.4**	13.3
Associates and joint ventures	**6.8**	5.7
	16.2	19.0

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and has no tax in the United Kingdom (2001: nil).

8. EARNINGS PER SHARE

Basic earnings per share are calculated on net profit of US$342.8 million (2001: US$29.8 million) and on the weighted average number of 1,530.0 million (2001: 1,655.7 million) ordinary shares in issue during the year. The weighted average number excludes the Company's shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year. The number of shares of basic and diluted earnings per share is reconciled as follows:

	Ordinary shares in millions	
	2002	2001
Weighted average number of shares in issue	**1,530.0**	1,655.7
Adjustment for shares deemed to be issued for no consideration	**5.1**	0.9
Weighted average number of shares for diluted earnings per share	**1,535.1**	1,656.6

8. EARNINGS PER SHARE (continued)

Additional basic and diluted earnings per share reflecting the revaluation of leasehold properties are calculated on net profit of US$343.2 million (2001: US$30.1 million) as shown in the supplementary financial information.

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying net profit is reconciled as follows:

	2002 US$m	2001 US$m
Net profit	**342.8**	29.8
Property revaluation deficits and impairment charge (note 4)	**5.5**	-
Discontinued operations (note 2)	**(246.7)**	(16.2)
Restructuring costs of Wellcome Delivers	**-**	6.6
Impairment of assets in Hong Kong	**-**	12.9
Underlying net profit - IFRS basis	**101.6**	33.1
Additional amortisation of leasehold land payments	**0.4**	0.3
Underlying net profit - IFRS modified basis	**102.0**	33.4

9. DIVIDENDS

	Prepared in accordance with IFRS	
	2002 US$m	2001 US$m
No final dividend in respect of 2001 (2000: nil)	**-**	-
Interim dividend in respect of 2002 of US¢1.00 per share (2001: nil)	**(14.8)**	-
	(14.8)	-

A final dividend in respect of 2002 of US¢2.00 per share amounting to a total of US$29.6 million (2001: nil) is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting and will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003. The Company has announced a tender offer to repurchase up to 170 million ordinary shares. Shares successfully tendered in the offer will not be eligible for the final dividend. In the event the tender is fully accepted, the amount of the final dividend will be reduced by US$3.4 million.

10. CAPITAL EXPENDITURE AND COMMITMENTS

	Prepared in accordance with IFRS	
	Tangible assets US$m	Goodwill US$m
Opening net book value	549.5	70.1
Exchange rate adjustments	18.5	0.8
New subsidiaries	6.9	-
Additions	123.5	13.8
Disposals	(119.2)	-
Depreciation and amortisation	(98.4)	(5.7)
Net revaluation deficit	(1.8)	-
Closing net book value	**479.0**	**79.0**
Capital commitments as at 31st December 2002	**58.8**	
Capital commitments as at 31st December 2001	81.9	

11. SHARE CAPITAL AND SHARE PREMIUM

	No. of shares in millions	Share capital US$m	Share premium US$m
At 1st January 2002	1,707.6	94.9	194.3
Issued under share incentive schemes	1.6	0.1	1.0
Repurchased and cancelled	(176.5)	(9.8)	(125.4)
At 31st December 2002	1,532.7	85.2	69.9
Outstanding under share incentive schemes	(51.5)	(2.9)	(45.3)
	1,481.2	**82.3**	**24.6**

In 2002, the Company repurchased 170.0 million ordinary shares through a tender offer and a related 69,000 ordinary shares pursuant to the Directors' general repurchase authority at a total cost of US$129.8 million. In addition, the Company repurchased 6.4 million ordinary shares through the stock market at a cost of US$5.4 million. These were dealt with by charging US$9.8 million to share capital and US$125.4 million to share premium (2001: nil).

12. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

	Prepared in accordance with IFRS 2002 US$m	2001 US$m
(a) Other non-cash items		
Net profit on sale of Woolworths	**(230.9)**	-
Net profit on sale of Sims	**-**	(17.3)
Net gain on disposal of Franklins' assets	**(5.2)**	(37.5)
Restructuring costs of Wellcome Delivers	**-**	6.6
Impairment of assets in Hong Kong	**-**	12.9
Property revaluation deficits and impairment charge	**4.0**	-
Loss on sale of tangible assets	**15.9**	5.9
Other	**(0.9)**	(1.7)
	(217.1)	(31.1)
(b) Purchase of subsidiaries		
Tangible assets	**(6.6)**	-
Other non-current assets	**(0.5)**	-
Current assets	**(22.8)**	-
Current liabilities	**20.6**	-
Minority interests	**-**	(3.4)
Fair value at acquisition	**(9.3)**	(3.4)
Goodwill	**(13.5)**	(5.4)
Consideration	**(22.8)**	(8.8)
Less: Borrowings (net of bank balances)	**(1.0)**	-
Add: Deferred consideration	**-**	(2.9)
Net cash outflow on purchase	**(23.8)**	(11.7)

In October 2002, the Group acquired a 100% interest in IKEA's franchisee businesses in Hong Kong and Taiwan from Jardine Pacific.

During 2001, the Group purchased the remaining minority interests in Wellcome Taiwan Company Limited (2.8%) and Giant TMC Bhd (10%).

12. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (continued)

	Prepared in accordance with IFRS 2002 US$m
(c) Sale of Woolworths	
Tangible assets	**100.8**
Other non-current assets	**4.9**
Current assets	**62.3**
Current liabilities	**(63.3)**
Long-term borrowings	**(48.9)**
Net assets disposed of	**55.8**
Cumulative exchange gain	**(2.0)**
Net gain on disposal	**230.9**
Sale proceeds	**284.7**
Less: Bank balances (net of borrowings)	**(8.8)**
Net cash inflow on sale	**275.9**

In June 2002, the Group completed the sale of its 100% interest in Woolworths to a third party.

The final dividend of US¢2.00 per share will be payable on 14th May 2003, subject to approval at the Annual General Meeting to be held on 7th May 2003, to shareholders on the register of members at the close of business on 4th April 2003. The ex-dividend date will be on 2nd April 2003, and the share registers will be closed from 7th to 11th April 2003, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 25th April 2003. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 30th April 2003. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

- end -

For further information, please contact:

Dairy Farm Management Services Limited
Ronald J Floto (852) 2299 1881
Howard Mowlem (852) 2299 1896
email: hmowlem@dairy-farm.com.hk

Golin/Harris Forrest
John Morgan (852) 2501 7939
email: john.morgan@golinharris.com.hk

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2002 can be accessed through the Internet at 'www.dairyfarmgroup.com'.

NOTE TO EDITORS

Dairy Farm is a leading pan-Asian retailer. At 31st December 2002, the Group and its associates operated 2,300 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants; employed 52,500 people in the region; and had 2002 total sales from continuing operations of US$4.0 billion.

The Group operates under well-known local brands, including:

- Supermarkets – Wellcome in Hong Kong and Taiwan, Cold Storage in Singapore and Malaysia, Giant in Malaysia, Hero in Indonesia, and Foodworld in India;
- Hypermarkets – Giant in Malaysia, Singapore and Indonesia;
- Health and beauty stores – Mannings in Hong Kong, Guardian in Singapore, Malaysia and Indonesia, Health and Glow in India, and Olive Young in Korea;
- Convenience stores – 7-Eleven in Hong Kong, Southern China and Singapore; and
- Home furnishings stores – IKEA in Hong Kong and Taiwan.

The Group has a 50% interest in Maxim's, Hong Kong's leading restaurant chain.

Dairy Farm International Holdings Limited is incorporated in Bermuda and has its primary share listing on the London Stock Exchange, and secondary listings on the Singapore and Bermuda stock exchanges. The Group's businesses are managed from Hong Kong by Dairy Farm Management Services Limited through its regional offices. Dairy Farm is a member of the Jardine Matheson Group.

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

PRELIMINARY FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31ST DECEMBER 2002

25th February 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001	*2002*			*2002*	*2001*
US$m	*US$m*	*Note*		*US$m*	*US$m*
4,924.5	**3,354.0**	*2*	Sales	**3,354.0**	4,924.5
(3,592.2)	**(2,375.3)**		Cost of sales	**(2,375.3)**	(3,592.2)
1,332.3	**978.7**		Gross margin	**978.7**	1,332.3
9.7	**8.4**		Other operating income	**8.4**	9.7
(1,092.6)	**(728.8)**		Selling and distribution costs	**(728.4)**	(1,092.3)
(234.5)	**(161.9)**		Administration and other operating expenses	**(161.9)**	(234.5)
-	**230.9**	*3 & 4*	Net profit on sale of Woolworths	**230.9**	-
			Property revaluation deficits and		
-	**(4.0)**	*11 & 12*	impairment charge	**(4.0)**	-
37.5	**5.2**	*3 & 4*	Net gain on disposal of Franklins' assets	**5.2**	37.5
17.3	**-**	*3 & 4*	Net profit on sale of Sims	**-**	17.3
(6.6)	**-**		Restructuring costs of Wellcome Delivers	**-**	(6.6)
(12.9)	**-**	*3 & 5*	Impairment of assets in Hong Kong	**-**	(12.9)
50.2	**328.5**	*3 & 6*	Operating profit	**328.9**	50.5
(35.2)	**(3.8)**	*7*	Net financing charges	**(3.8)**	(35.2)
34.0	**33.7**	*3*	Share of results of associates and joint ventures	**33.7**	34.0
49.0	**358.4**		Profit before tax	**358.8**	49.3
(19.0)	**(16.2)**	*8*	Tax	**(16.2)**	(19.0)
(0.2)	**0.6**		Minority interests	**0.6**	(0.2)
29.8	**342.8**		Net profit	**343.2**	30.1

US¢	*US¢*			*US¢*	*US¢*
		9	Earnings per share		
1.80	**22.41**		- basic	**22.43**	1.82
1.80	**22.33**		- diluted	**22.36**	1.82
		9	Underlying earnings per share		
2.00	**6.64**		- basic	**6.66**	2.02
2.00	**6.62**		- diluted	**6.64**	2.02

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 5.*

CONSOLIDATED BALANCE SHEET
at 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
			NET OPERATING ASSETS		
70.1	**79.0**	10	Goodwill	**79.0**	70.1
549.5	**479.0**	11	Tangible assets	**624.9**	702.2
40.9	**42.0**	12	Leasehold land payments	**-**	-
117.0	**135.6**	13	Associates and joint ventures	**143.1**	126.0
7.0	**10.7**	14	Deferred tax assets	**10.7**	7.0
29.6	**31.1**	15	Other non-current assets	**31.1**	29.6
814.1	**777.4**		Non-current assets	**888.8**	934.9
279.0	**260.2**		Stocks	**260.2**	279.0
128.1	**79.6**	17	Debtors and prepayments	**79.6**	128.1
511.0	**608.4**	18	Bank balances	**608.4**	511.0
918.1	**948.2**		Current assets	**948.2**	918.1
(753.2)	**(738.2)**	19	Creditors and accruals	**(738.2)**	(753.2)
(69.2)	**(2.0)**	20	Borrowings	**(2.0)**	(69.2)
(9.2)	**(14.8)**		Current tax liabilities	**(14.8)**	(9.2)
(831.6)	**(755.0)**		Current liabilities	**(755.0)**	(831.6)
86.5	**193.2**		Net current assets	**193.2**	86.5
(351.6)	**(205.9)**	20	Long-term borrowings	**(205.9)**	(351.6)
(20.6)	**(18.4)**	14	Deferred tax liabilities	**(18.4)**	(20.6)
(1.8)	**(6.8)**	21	Other non-current liabilities	**(6.8)**	(1.8)
526.6	**739.5**			**850.9**	647.4
			CAPITAL EMPLOYED		
92.0	**82.3**	23	Share capital	**82.3**	92.0
149.0	**24.6**	25	Share premium	**24.6**	149.0
283.5	**631.1**	26	Revenue and other reserves	**742.5**	404.3
524.5	**738.0**		Shareholders' funds	**849.4**	645.3
2.1	**1.5**	28	Minority interests	**1.5**	2.1
526.6	**739.5**			**850.9**	647.4

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 5.*

PERCY WEATHERALL
RONALD J FLOTO
Directors

25th February 2003

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS

for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	2002 US$m	Note		2002 US$m	2001 US$m
454.0	**524.5**		At 1st January	**645.3**	575.0
			Revaluation of properties		
-	**6.9**	26	- net revaluation surplus / (deficit)	**(2.3)**	-
-	**0.9**	26	- deferred tax	**0.9**	-
			Net exchange translation differences		
(0.8)	**18.6**	26	- amount arising in year	**18.0**	(1.3)
-	**(2.0)**	26	- disposal of Woolworths	**(2.0)**	-
35.4	**-**	26	- disposal of Franklins' assets	**-**	35.4
			Cash flow hedges		
-	**(4.8)**	26	- fair value losses	**(4.8)**	-
5.7	**-**	26	- transfer to consolidated profit and loss account	**-**	5.7
40.3	**19.6**		Net gains not recognised in consolidated profit and loss account	**9.8**	39.8
29.8	**342.8**		Net profit	**343.2**	30.1
-	**(14.8)**	27	Dividends	**(14.8)**	-
0.1	**1.1**	24	Exercise of share options	**1.1**	0.1
-	**(135.2)**	23 & 25	Repurchase of shares	**(135.2)**	-
0.3	**-**	26	Change in attributable interests	**-**	0.3
524.5	**738.0**		At 31st December	**849.4**	645.3

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 5.*

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
			OPERATING ACTIVITIES		
50.2	**328.5**	*3*	Operating profit	**328.9**	50.5
130.2	**104.7**	*29(a)*	Depreciation and amortisation	**104.3**	129.9
(31.1)	**(217.1)**	*29(b)*	Other non-cash items	**(217.1)**	(31.1)
30.2	**63.6**	*29(c)*	Decrease in working capital	**63.6**	30.2
19.0	**8.4**		Interest received	**8.4**	19.0
(54.8)	**(12.7)**		Interest and other financing charges paid	**(12.7)**	(54.8)
(12.1)	**(12.9)**		Tax paid	**(12.9)**	(12.1)
131.6	**262.5**			**262.5**	131.6
26.4	**23.8**		Dividends from associates and joint ventures	**23.8**	26.4
158.0	**286.3**		Cash flows from operating activities	**286.3**	158.0
			INVESTING ACTIVITIES		
(126.8)	**(118.4)**		Purchase of tangible assets	**(118.4)**	(126.8)
(11.7)	**(23.8)**	*29(d)*	Purchase of subsidiaries	**(23.8)**	(11.7)
(1.0)	**(0.6)**		Store acquisitions	**(0.6)**	(1.0)
(5.9)	**(6.0)**		Purchase of associates and joint ventures	**(6.0)**	(5.9)
27.9	**2.4**		Sale of tangible assets and leasehold land	**2.4**	27.9
-	**275.9**	*29(e)*	Sale of Woolworths	**275.9**	-
53.6	**-**	*29(f)*	Sale of Sims	**-**	53.6
217.3	**-**	*29(g)*	Disposal of Franklins' assets	**-**	217.3
0.1	**-**		Sale of an associate	**-**	0.1
153.5	**129.5**		Cash flows from investing activities	**129.5**	153.5
			FINANCING ACTIVITIES		
0.1	**1.1**		Issue of shares	**1.1**	0.1
-	**(135.2)**		Repurchase of shares	**(135.2)**	-
2.2	**-**		Capital contribution from minority shareholders	**-**	2.2
292.7	**201.8**		Drawdown of borrowings	**201.8**	292.7
(663.9)	**(352.5)**		Repayment of borrowings	**(352.5)**	(663.9)
-	**(14.8)**	*27*	Dividends paid by the Company	**(14.8)**	-
(368.9)	**(299.6)**		Cash flows from financing activities	**(299.6)**	(368.9)
(5.5)	**4.0**		Effect of exchange rate changes	**4.0**	(5.5)
(62.9)	**120.2**		Net increase / (decrease) in cash and cash equivalents	**120.2**	(62.9)
549.6	**486.7**		Cash and cash equivalents at 1st January	**486.7**	549.6
486.7	**606.9**	*29(h)*	Cash and cash equivalents at 31st December	**606.9**	486.7

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 5.*

PRINCIPAL ACCOUNTING POLICIES

A. Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by the International Accounting Standards Board. The Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements.

(i) Financial statements prepared in accordance with IFRS

The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars, which is the Group's measurement currency.

The Group's reportable segments are set out in notes 2 and 3.

(ii) Financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties

IFRS does not permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of properties at amortised cost in order to comply with IFRS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 1 to 4 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

Leasehold properties are stated at open market value which is determined every three years by independent valuers and reviewed by the Directors in the intervening years.

B. Basis of consolidation

(i) The consolidated financial statements include the financial statements of the Company, its subsidiaries and, on the basis set out in (ii) below, its associates and joint ventures. Subsidiaries are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities. The results of subsidiaries, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealised surpluses and deficits on transactions between Group companies have been eliminated.

(ii) Associates are companies, not being subsidiaries, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(iii) Minority interests represent the proportion of the results and net assets of subsidiaries and their associates and joint ventures not attributable to the Group.

(iv) The results of companies other than subsidiaries, associates and joint ventures are included only to the extent of dividends received.

C. Foreign currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiaries, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiaries, associates and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognised in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

D. Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary, associate or joint venture at the effective date of acquisition. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as a separate asset or included within associates and joint ventures, and is amortised using the straight line method over its estimated useful life which is generally between 5 and 20 years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The profit or loss on disposal of subsidiaries, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortised but does not include any attributable goodwill previously eliminated against reserves.

E. Tangible fixed assets and depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as open market value cannot be reliably allocated to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write off the cost or valuation of each asset over its estimated life. The principal rates in use are as follows :

Buildings	2% to 3 1/3%
Leasehold improvements	over period of the lease
Plant and machinery	5% - 33 1/3%
Furniture, equipment and motor vehicles	6 2/3% - 33 1/3%

No depreciation is provided on freehold land as it is deemed to have an indefinite life. The cost of maintenance, repairs and minor equipment is charged to the consolidated profit and loss account as incurred and the cost of significant improvements is capitalised.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognised by reference to their carrying amount.

F. Stocks

Stocks which primarily comprise goods held for resale are stated at the lower of cost and net realisable value. Cost of stock is determined using the retail inventory method which approximates to a first-in, first-out method.

G. Debtors

Trade debtors are carried at anticipated realisable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

H. Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks, bank and cash balances, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

I. Deferred tax
Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiaries is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

J. Pension obligations
The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

K. Dividends
Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

L. Sales
Sales consist of the gross value of goods sold to customers. This does not include sales generated by associates and joint ventures.

M. Operating leases
(i) Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and amortised over the period of the lease.

(ii) Payments made under other operating leases are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the year in which termination takes place.

N. Pre-operating costs
Pre-operating costs are expensed as they are incurred.

O. Borrowing costs
Borrowing costs relating to major development projects, mainly hypermarket properties, are capitalised during the construction period until the asset is substantially completed. Capitalised borrowing costs are included as part of the cost of the assets. All other borrowing costs are expensed as incurred.

P. Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognised in the balance sheet at cost on the trade date and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge) or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in hedging reserves until the committed or forecasted transaction occurs. At that time the cumulative gain or loss is transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability, or recognised in the consolidated profit and loss account, as appropriate. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in exchange reserves; the gain or loss relating to the ineffective portion is recognised immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognised in exchange reserves.

Q. Comparatives

The comparative figures have been adjusted to conform with changes in presentation in the current year.

NOTES TO THE FINANCIAL STATEMENTS
Prepared in accordance with IFRS

1. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS	2002 Continuing operations US$m	2002 Discontinued operations US$m	2002 Total US$m	2001 Continuing operations US$m	2001 Discontinued operations US$m	2001 Total US$m
a. Profit and Loss Account						
Sales	2,987.2	366.8	3,354.0	2,801.7	2,122.8	4,924.5
Cost of sales	(2,104.5)	(270.8)	(2,375.3)	(1,971.0)	(1,621.2)	(3,592.2)
Gross margin	882.7	96.0	978.7	830.7	501.6	1,332.3
Other operating income	8.4	-	8.4	9.6	0.1	9.7
Selling and distribution costs	(661.9)	(66.9)	(728.8)	(643.6)	(449.0)	(1,092.6)
Administration and other operating expenses	(149.3)	(12.6)	(161.9)	(162.3)	(72.2)	(234.5)
Net profit on sale of Woolworths	-	230.9	230.9	-	-	-
Property revaluation deficits and impairment charge	(4.0)	-	(4.0)	-	-	-
Net gain on disposal of Franklins' assets	-	5.2	5.2	-	37.5	37.5
Net profit on sale of Sims	-	-	-	-	17.3	17.3
Restructuring costs of Wellcome Delivers	-	-	-	(6.6)	-	(6.6)
Impairment of assets in Hong Kong	-	-	-	(12.9)	-	(12.9)
Operating profit	75.9	252.6	328.5	14.9	35.3	50.2
Net financing charges	(2.3)	(1.5)	(3.8)	(21.3)	(13.9)	(35.2)
Share of results of associates and joint ventures	33.7	-	33.7	34.0	-	34.0
Profit before tax	107.3	251.1	358.4	27.6	21.4	49.0
Tax	(11.8)	(4.4)	(16.2)	(13.8)	(5.2)	(19.0)
Minority interests	0.6	-	0.6	(0.2)	-	(0.2)
Net profit	96.1	246.7	342.8	13.6	16.2	29.8
b. Cash Flow Statement						
Operating activities						
Operating profit	75.9	252.6	328.5	14.9	35.3	50.2
Depreciation and amortisation	94.8	9.9	104.7	95.1	35.1	130.2
Other non-cash items	18.4	(235.5)	(217.1)	19.2	(50.3)	(31.1)
Decrease / (increase) in working capital	80.9	(17.3)	63.6	68.2	(38.0)	30.2
Interest received	8.2	0.2	8.4	18.7	0.3	19.0
Interest and other financing charges paid	(11.0)	(1.7)	(12.7)	(38.2)	(16.6)	(54.8)
Tax paid	(10.4)	(2.5)	(12.9)	(5.1)	(7.0)	(12.1)
	256.8	5.7	262.5	172.8	(41.2)	131.6
Dividends from associates and joint ventures	23.8	-	23.8	26.4	-	26.4
Cash flows from operating activities	280.6	5.7	286.3	199.2	(41.2)	158.0
Investing activities						
Purchase of tangible assets	(110.3)	(8.1)	(118.4)	(96.0)	(30.8)	(126.8)
Purchase of subsidiaries	(23.8)	-	(23.8)	(11.7)	-	(11.7)
Store acquisitions	(0.6)	-	(0.6)	(1.0)	-	(1.0)
Purchase of associates and joint ventures	(6.0)	-	(6.0)	(5.9)	-	(5.9)
Sale of tangible assets and leasehold land	0.9	1.5	2.4	26.1	1.8	27.9
Sale of Woolworths	-	275.9	275.9	-	-	-
Sale of Sims	-	-	-	-	53.6	53.6
Disposal of Franklins' assets	-	-	-	-	217.3	217.3
Sale of an associate	-	-	-	0.1	-	0.1
Cash flows from investing activities	(139.8)	269.3	129.5	(88.4)	241.9	153.5
Financing activities						
Issue of shares	1.1	-	1.1	0.1	-	0.1
Repurchase of shares	(135.2)	-	(135.2)	-	-	-
Capital contribution from minority shareholders	-	-	-	2.2	-	2.2
Drawdown on borrowings	201.8	-	201.8	287.6	5.1	292.7
Repayment of borrowings	(352.5)	-	(352.5)	(400.0)	(263.9)	(663.9)
Intercompany borrowings	294.7	(294.7)	-	(14.3)	14.3	-
Dividends paid by Company	(14.8)	-	(14.8)	-	-	-
Cash flows from financing activities	(4.9)	(294.7)	(299.6)	(124.4)	(244.5)	(368.9)
Effect of exchange rate changes	1.9	2.1	4.0	(1.8)	(3.7)	(5.5)
Net increase / (decrease) in cash and cash equivalents	137.8	(17.6)	120.2	(15.4)	(47.5)	(62.9)
Cash and cash equivalents at 1st January	469.1	17.6	486.7	484.5	65.1	549.6
Cash and cash equivalents at 31st December	606.9	-	606.9	469.1	17.6	486.7

2. SALES

	2002 US$m	2001 US$m
Analysis by geographical area:		
Company and subsidiaries		
• North Asia	**1,995.0**	1,917.6
• South Asia	**992.2**	884.1
	2,987.2	2,801.7
Discontinued operations		
• New Zealand	**366.8**	668.5
• Australia	**-**	1,422.7
• North Asia	**-**	31.6
	3,354.0	4,924.5

	2002 US$m	2001 US$m
Analysis by business:		
Company and subsidiaries		
• Supermarkets / hypermarkets	**1,936.8**	1,848.7
• Convenience stores	**548.6**	514.4
• Drugstores / pharmacies	**466.3**	422.2
• Other	**35.5**	16.4
	2,987.2	2,801.7
Discontinued operations		
• Supermarkets	**366.8**	2,091.2
• Trading	**-**	31.6
	3,354.0	4,924.5

The Group operates in two regions : North Asia and South Asia. North Asia comprises Hong Kong, Mainland China, Taiwan and Korea. South Asia comprises Singapore, Malaysia, Indonesia and India.

Other segment disclosures on operating profit/(loss), tax, goodwill additions, tangible asset additions, net operating assets, minority interests, depreciation and amortisation and other non-cash items are disclosed in notes 3, 8, 10, 11, 22, 28, 29(a) and 29(b) respectively.

3. SEGMENT OPERATING PROFIT AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	North Asia US$m	South Asia US$m	New Zealand US$m	Australia US$m	Support Office US$m	Total US$m
Analysis by geographical area:						
2002						
Company and subsidiaries						
Operating results	47.2	41.3	-	-	(8.6)	79.9
Property revaluation deficits and impairment charge	(3.0)	(1.0)	-	-	-	(4.0)
	44.2	40.3	-	-	(8.6)	75.9
Discontinued operations						
- Operating results	-	-	16.5	-	-	16.5
- Net profit on sale of Woolworths	-	-	230.9	-	-	230.9
- Write back on disposal of Franklins' assets	-	-	-	5.2	-	5.2
Segment operating profit / (loss)	44.2	40.3	247.4	5.2	(8.6)	328.5
Associates and joint ventures						
Share of operating results	36.9	(1.7)	-	-	-	35.2
Share of property revaluation deficits	(1.2)	(0.3)	-	-	-	(1.5)
	35.7	(2.0)	-	-	-	33.7
	79.9	**38.3**	**247.4**	**5.2**	**(8.6)**	**362.2**
2001						
Company and subsidiaries						
Operating results	19.3	31.0	-	-	(15.9)	34.4
Restructuring costs of Wellcome Delivers	(6.6)	-	-	-	-	(6.6)
Impairment of assets in Hong Kong	(12.1)	-	-	-	(0.8)	(12.9)
	0.6	31.0	-	-	(16.7)	14.9
Discontinued operations						
- Operating results	0.3	-	22.7	(42.5)	-	(19.5)
- Net profit on sale of Sims	17.3	-	-	-	-	17.3
- Net gain on disposal of Franklins' assets	-	-	-	37.5	-	37.5
Segment operating profit / (loss)	18.2	31.0	22.7	(5.0)	(16.7)	50.2
Associates and joint ventures						
Share of operating results	33.3	0.7	-	-	-	34.0
	51.5	31.7	22.7	(5.0)	(16.7)	84.2

Associates' and joint ventures' results include goodwill amortisation of US$2.0 million (2001: US$1.3 million) and impairment charge of US$1.3 million (2001: nil).

	2002 US$m	2001 US$m
Analysis by business:		
• Supermarkets / hypermarkets	**35.0**	4.2
• Convenience stores	**19.4**	18.8
• Drugstores / pharmacies	**29.6**	24.9
• Restaurants	**36.8**	32.9
• Other	**2.9**	3.5
	123.7	84.3
Support office	**(8.6)**	(15.9)
	115.1	68.4
Property revaluation deficits and impairment charge	**(5.5)**	-
Restructuring costs of Wellcome Delivers	-	(6.6)
Impairment of assets in Hong Kong	-	(12.9)
Discontinued operations		
- Operating results	**16.5**	(19.5)
- Net profit on sale of Woolworths	**230.9**	-
- Net profit on sale of Sims	-	17.3
- Net gain on disposal of Franklins' assets	**5.2**	37.5
	362.2	84.2

4. NET PROFIT ON DISPOSAL OF SUBSIDIARIES / ASSETS

a) In June 2002, the Group completed the sale of its 100% interest in Woolworths New Zealand to a third party for US$284.7 million, and realised a net profit of US$230.9 million after recognition of a US$2.0 million cumulative exchange gain.

The results and net cash flows of this discontinued operation during the year are summarised below :

	2002 ***US$m***	*2001* *US$m*
Revenue	**366.8**	668.5
Cost of sales	**(270.8)**	(499.0)
Gross profit	**96.0**	169.5
Net operating expenses	**(79.5)**	(146.8)
Operating profit	**16.5**	22.7
Net financing charges	**(1.5)**	(3.4)
Profit before tax	**15.0**	19.3
Tax	**(4.4)**	(5.2)
Profit after tax	**10.6**	14.1
Cash flows from operating activities	**6.6**	41.0
Cash flows from investing activities	**(6.6)**	(17.4)
Cash flows from financing activities	**-**	(19.0)
Net cash flows	**-**	4.6

b) The liquidation of Franklins in Australia continued during the year, and unused closure cost provisions amounting to US$5.2 million were reversed in 2002. In 2001, the managed sell-down of Franklins' assets realised gross proceeds of US$307.5 million, and a net gain of US$37.5 million after recognition of a US$35.4 million cumulative exchange loss.

The results and net cash flows of this discontinued operation in 2001 are summarised below :

	2001 *US$m*
Revenue	1,422.7
Cost of sales	(1,094.9)
Gross profit	327.8
Net operating expenses	(370.3)
Operating loss	(42.5)
Net financing charges	(10.5)
Loss before and after tax	(53.0)
Cash flows from operating activities	(73.4)
Cash flows from investing activities	(11.6)
Cash flows from financing activities	37.3
Net cash flows	(47.7)

c) In February 2001, the Group disposed of its 100% interest in Sims, the wholesaling arm, to a third party at a profit of US$17.3 million.

5. IMPAIRMENT OF ASSETS IN HONG KONG

In December 2001, the Directors reviewed the carrying value of the Group's assets and based on an assessment of their value in use, an impairment charge of US$12.9 million was recognised, principally against the IT systems assets and the equipment at the Fresh Food Processing Centre in Hong Kong.

6. OPERATING PROFIT

	2002 US$m	2001 US$m
The following items have been charged / (credited) in arriving at operating profit :		
Depreciation of tangible assets	**98.4**	124.2
Amortisation of leasehold land payments	**0.6**	0.5
Amortisation of goodwill on acquisition of subsidiaries	**5.7**	5.3
Directors' remuneration	**4.0**	3.0
Staff costs		
- salaries and benefits in kind	**300.5**	499.2
- defined benefit pension plans (note 16)	**7.5**	6.1
- defined contribution pension plans	**6.7**	18.3
	314.7	523.6
Operating leases		
- minimum lease payments	**247.8**	295.1
- contingent rents	**0.7**	6.7
- subleases	**(5.7)**	(4.3)
	242.8	297.5
Foreign exchange transaction gains	**(0.7)**	(0.5)
Rental income	**(8.3)**	(8.1)

7. NET FINANCING CHARGES

	2002 US$m	2001 US$m
Interest expense - bank loans and advances	**12.0**	51.0
Interest income	**(8.7)**	(16.2)
Commitment and other fees	**0.5**	0.4
	3.8	35.2

In 2001, interest expense included costs for terminating certain interest rate swaps in Hong Kong and Australia.

8. TAX

	2002 US$m	2001 US$m
Company and subsidiaries		
Current tax		
- charge for the year	**19.2**	15.4
- under-provision in prior years	**-**	1.1
Deferred tax (note 14)	**(9.8)**	(3.2)
	9.4	13.3
Associates and joint ventures		
Current tax		
- charge for the year	**6.8**	5.7
	16.2	19.0
By geographical area		
• North Asia	**(0.2)**	3.4
• South Asia	**12.0**	10.4
• New Zealand	**4.4**	5.2
	16.2	19.0
Reconciliation between tax expense and tax at the applicable tax rate		
Tax at applicable tax rate	**22.3**	38.0
Under-provision in prior years	**-**	1.1
Impairment losses not deductible for tax purposes	**-**	2.1
Other income not subject to tax	**(0.7)**	(4.9)
Other expenses not deductible for tax purposes	**1.3**	2.5
Tax losses not recognised	**1.0**	3.7
Temporary differences not recognised	**6.9**	6.4
Disposal of Franklins' assets	**-**	(26.1)
Utilisation of previously unrecognised tax losses	**(7.8)**	-
Recognition of previously unrecognised deferred tax assets	**(7.8)**	(3.8)
Withholding tax	**1.0**	-
	16.2	19.0

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

9. EARNINGS PER SHARE

Basic earnings per share are calculated on net profit of US$342.8 million (2001: US$29.8 million) and on the weighted average number of 1,530.0 million (2001: 1,655.7 million) ordinary shares in issue during the year. The weighted average number excludes the Company's shares held by the Trustee under the Senior Executive Share Incentive Schemes (note 24).

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year. The number of shares for basic and diluted earnings per share is reconciled as follows :

	Ordinary shares in millions	
	2002	*2001*
Weighted average number of shares in issue	**1,530.0**	1,655.7
Adjustment for shares deemed to be issued for no consideration	**5.1**	0.9
Weighted average number of shares for diluted earnings per share	**1,535.1**	1,656.6

Additional basic and diluted earnings per share reflecting the revaluation of leasehold properties are calculated on net profit of US$343.2 million (2001 : US$30.1 million) as shown in the supplementary financial information.

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying net profit is reconciled as follows:

	2002 US$m	*2001 US$m*
Net profit	**342.8**	29.8
Property revaluation deficits and impairment charge (note 3)	**5.5**	-
Discontinued operations (note 1)	**(246.7)**	(16.2)
Restructuring costs of Wellcome Delivers	**-**	6.6
Impairment of assets, Hong Kong	**-**	12.9
Underlying net profit - IFRS basis	**101.6**	33.1
Additional amortisation of leasehold land payments	**0.4**	0.3
Underlying net profit - IFRS modified basis	**102.0**	33.4

10. GOODWILL

	2002 US$m	*2001 US$m*
Net book value at 1st January	**70.1**	72.4
Exchange differences	**0.8**	(1.0)
Additions	**13.8**	5.4
Disposals	**-**	(1.4)
Amortisation	**(5.7)**	(5.3)
Net book value at 31st December	**79.0**	70.1
Cost	**96.9**	82.1
Accumulated amortisation and impairment	**(17.9)**	(12.0)
	79.0	70.1
Analysis of additions by geographical area:		
North Asia	**13.8**	1.3
South Asia	**-**	4.1
	13.8	5.4

11. TANGIBLE ASSETS

	Freehold land & buildings US$m	Leasehold properties US$m	Leasehold improvements US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2002						
Net book value at 1st January	92.8	82.4	160.6	137.5	76.2	549.5
Exchange differences	3.4	0.6	3.7	8.7	2.1	18.5
New subsidiaries	-	-	5.4	0.5	1.0	6.9
Additions	33.9	-	35.0	30.7	23.9	123.5
Disposals	(22.2)	-	(29.7)	(56.4)	(10.9)	(119.2)
Depreciation charge	(1.1)	(2.3)	(37.1)	(29.1)	(28.8)	(98.4)
Net revaluation (deficit) / surplus	0.8	(2.6)	-	-	-	(1.8)
Net book value at 31st December	**107.6**	**78.1**	**137.9**	**91.9**	**63.5**	**479.0**
Cost or valuation	107.6	78.1	288.3	233.5	213.1	920.6
Accumulated depreciation	-	-	(150.4)	(141.6)	(149.6)	(441.6)
	107.6	**78.1**	**137.9**	**91.9**	**63.5**	**479.0**
2001						
Net book value at 1st January	143.0	85.3	174.7	248.7	89.0	740.7
Exchange differences	(5.7)	(3.4)	(4.3)	(10.8)	(1.4)	(25.6)
Additions	5.3	2.7	53.3	38.0	35.0	134.3
Disposals	(47.4)	-	(27.3)	(83.5)	(5.4)	(163.6)
Depreciation charge	(2.4)	(2.2)	(35.4)	(50.6)	(33.6)	(124.2)
Impairment charge	-	-	(0.4)	(4.3)	(7.4)	(12.1)
Net book value at 31st December	92.8	82.4	160.6	137.5	76.2	549.5
Cost or valuation	96.9	86.6	297.1	328.7	222.3	1,031.6
Accumulated depreciation	(4.1)	(4.2)	(136.5)	(191.2)	(146.1)	(482.1)
	92.8	82.4	160.6	137.5	76.2	549.5

	2002 US$m	2001 US$m
Analysis of total additions by geographical area:		
North Asia	**59.3**	68.2
South Asia	**63.0**	35.4
New Zealand	**8.1**	19.1
Australia	-	11.6
	130.4	134.3

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2002 by independent professionally qualified valuers. Deficits on individual properties below depreciated costs of US$3.3 million (2001: nil) have been charged to the consolidated profit and loss account, while a net surplus of US$1.5 million (2001: nil) has been taken directly to property revaluation reserves.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$158.4 million (2001: US$150.0 million).

12. LEASEHOLD LAND PAYMENTS

	2002 US$m	2001 US$m
Net book value at 1st January	**40.9**	41.4
Exchange differences	**2.4**	-
Amortisation	**(0.6)**	(0.5)
Impairment charge	**(0.7)**	-
At 31st December	**42.0**	40.9

Leasehold land payments are paid to acquire long-term interests in properties, principally in Hong Kong and Singapore.

13. ASSOCIATES AND JOINT VENTURES

	2002 US$m	2001 US$m
Listed associate: PT Hero Supermarket	**27.1**	17.9
Unlisted associates	**97.7**	91.5
Joint ventures	**7.1**	2.5
Share of attributable net assets	**131.9**	111.9
Goodwill on acquisition	**6.0**	8.7
Amount due to a joint venture	**(2.3)**	(3.6)
	135.6	117.0
Market value of listed associate	**14.9**	7.3

Amount due to a joint venture bears interest at HIBOR minus 0.68% per annum and is repayable on demand.

The Group's share of assets and liabilities and results of joint ventures are summarised below:

	2002 US$m	2001 US$m
Non-current assets	**1.8**	0.5
Current assets	**6.7**	2.8
Current liabilities	**(1.4)**	(0.8)
Net assets	**7.1**	2.5
Sales	**2.2**	1.5
Profit before tax	**-**	0.2
Loss after tax	**(0.2)**	(0.1)
Net loss	**(0.2)**	(0.1)
Capital commitments	**-**	-
Movements of share of attributable net assets for the year:		
At 1st January	**111.9**	104.5
Exchange differences	**2.9**	(1.6)
Share of results before tax and amortisation of goodwill	**38.5**	35.3
Share of tax	**(6.8)**	(5.7)
Dividends received	**(23.8)**	(26.4)
Additions	**5.3**	5.9
Property revaluation surplus (net)	**3.9**	-
Change in attributable interests	**-**	0.3
Disposals	**-**	(0.4)
At 31st December	**131.9**	111.9
Movements of goodwill on acquisition for the year:		
Net book value at 1st January	**8.7**	10.0
Exchange differences	**(0.1)**	-
Additions	**0.7**	-
Amortisation and impairment charge	**(3.3)**	(1.3)
Net book value at 31st December	**6.0**	8.7

14. DEFERRED TAX

	Accelerated tax depreciation US$m	Property revaluation US$m	Losses US$m	Other temporary differences US$m	Total US$m
2002					
At 1st January	(11.4)	(3.6)	3.0	(1.6)	(13.6)
Exchange differences	1.0	(1.5)	-	0.6	0.1
Credited to consolidated profit and loss account (note 8)	1.9	-	7.7	0.2	9.8
Credited to reserves	-	0.9	-	-	0.9
Subsidiaries disposed of	(0.3)	0.1	-	(4.7)	(4.9)
At 31st December	**(8.8)**	**(4.1)**	**10.7**	**(5.5)**	**(7.7)**
2001					
At 1st January	(13.1)	(9.6)	-	5.7	(17.0)
Exchange differences	(0.1)	0.6	-	(0.8)	(0.3)
Credited to consolidated profit and loss account (note 8)	-	-	3.0	0.2	3.2
Subsidiaries disposed of	1.8	5.4	-	(6.7)	0.5
At 31st December	(11.4)	(3.6)	3.0	(1.6)	(13.6)

	2002 US$m	2001 US$m
Analysis of net book value:		
Deferred tax assets	**10.7**	7.0
Deferred tax liabilities	**(18.4)**	(20.6)
	(7.7)	(13.6)

Deferred tax assets of US$18.1 million (2001: US$24.5 million) arising from unused tax losses of US$101.0 million (2001: US$140.1 million) have not been recognised in the financial statements. Included in the unused tax losses, US$81.9 million (2001: US$116.9 million) have no expiry date and the balance will expire at various dates up to and including 2008.

15. OTHER NON-CURRENT ASSETS

	2002 US$m	2001 US$m
Pension assets (note 16)	**30.0**	28.4
Other investments	**1.1**	1.2
	31.1	29.6

16. PENSION PLANS

The Group has defined benefit pension plans relating to employees in Hong Kong and Taiwan. These plans are final salary defined benefit plans and the assets of the plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method and the latest actuarial valuation date was 1st January 2003.

The amounts recognised in the consolidated balance sheet are as follows:

	2002 US$m	2001 US$m
Fair value of plan assets	**82.7**	85.8
Present value of funded obligations	**(79.5)**	(63.4)
	3.2	22.4
Present value of unfunded obligations	**(3.3)**	(2.3)
Unrecognised actuarial losses	**28.1**	6.5
Net pension assets	**28.0**	26.6
Analysis of net pension assets:		
Pension assets (note 15)	**30.0**	28.4
Pension liabilities (note 21)	**(2.0)**	(1.8)
	28.0	26.6
Movements for the year:		
At 1st January	**26.6**	26.2
Exchange differences	**-**	0.1
New subsidiaries	**0.5**	-
Expense recognised in the consolidated profit and loss account (note 6)	**(7.5)**	(6.1)
Additional costs transferred upon divestment of subsidiaries (note 29f)	**-**	(1.7)
Contributions paid	**8.4**	8.1
At 31st December	**28.0**	26.6

The principal actuarial assumptions used for accounting purposes at 31st December are as follows :

	2002 %	2001 %
Discount rate applied to pension obligations	**6.0**	7.5
Expected return on plan assets	**7.0**	7.0
Future salary increases	**6.0**	6.0

The amounts recognised in the consolidated profit and loss account are as follows:

	2002 US$m	2001 US$m
Current service cost	**8.4**	8.2
Interest cost	**4.7**	4.4
Expected return on plan assets	**(6.2)**	(6.7)
Net actuarial losses recognised	**0.2**	0.2
Past service cost	**0.4**	-
	7.5	6.1
Actual deficit on plan assets in the year	**7.0**	8.8

The above amounts are all recognised in arriving at operating profit and are included in selling and distribution costs and administration expenses.

17. DEBTORS AND PREPAYMENTS

	2002 US$m	2001 US$m
Trade debtors	**11.1**	17.2
Other debtors	**14.6**	51.4
Prepayments	**6.6**	11.7
Rental and other deposits	**47.3**	47.8
	79.6	128.1

18. BANK BALANCES

	2002 US$m	2001 US$m
Deposits with banks	**552.1**	435.8
Bank and cash balances	**56.3**	75.2
	608.4	511.0

The weighted average interest rate on deposits with banks is 1.5% (2001: 2.1%).

19. CREDITORS AND ACCRUALS

	2002 US$m	2001 US$m
Trade creditors	**515.2**	489.2
Other creditors and accruals	**223.0**	264.0
	738.2	753.2

20. BORROWINGS

	2002 US$m	2001 US$m
Current		
- bank overdrafts	**1.5**	24.3
- other bank advances	**0.5**	1.9
Current portion of long-term bank borrowings	**-**	43.0
	2.0	69.2
Long-term bank borrowings	**205.9**	351.6
	207.9	420.8
Due dates of repayment		
Within one year	**2.0**	69.2
Between one and two years	**14.1**	-
Between two and five years	**182.3**	320.4
Beyond five years	**9.5**	31.2
	207.9	420.8

20. BORROWINGS *(continued)*

Currency	Weighted average interest rates %	Fixed rate borrowings: Weighted average period Years	Fixed rate borrowings US$m	Floating rate borrowings US$m	Total US$m
2002					
Chinese Renminbi	*5.1*	-	-	0.5	0.5
Hong Kong Dollar	*4.1*	*1.3*	134.6	1.6	136.2
Malaysian Ringgit	*4.0*	*2.2*	13.2	14.8	28.0
Singapore Dollar	*1.2*	-	-	43.2	43.2
			147.8	**60.1**	**207.9**
2001					
Chinese Renminbi	*6.4*	-	-	1.8	1.8
Hong Kong Dollar	*3.3*	*2.2*	147.5	127.0	274.5
Malaysian Ringgit	*3.8*	-	-	35.6	35.6
New Taiwan Dollar	*3.2*	-	-	6.6	6.6
New Zealand Dollar	*5.8*	*0.2*	16.6	24.9	41.5
Singapore Dollar	*4.5*	-	-	24.3	24.3
United States Dollar	*2.3*	-	-	36.5	36.5
			164.1	256.7	420.8

All borrowings are unsecured.

The weighted average interest rates and period of fixed rate borrowings are stated after taking account of hedging transactions.

21. OTHER NON-CURRENT LIABILITIES

	2002 US$m	*2001 US$m*
Pension liabilities (note 16)	**2.0**	1.8
Interest rate swaps	**4.8**	-
	6.8	1.8

22. NET OPERATING ASSETS	Segment assets US$m	Segment liabilities US$m	Associates and joint ventures US$m	Unallocated assets and liabilities US$m	Total US$m
2002					
By geographical area:					
Company and subsidiaries					
• North Asia	561.7	(468.6)	-	(206.5)	(113.4)
• South Asia	407.2	(265.5)	-	(51.4)	90.3
Associates and joint ventures					
• North Asia	-	-	98.7	-	98.7
• South Asia	-	-	36.9	-	36.9
	968.9	(734.1)	135.6	(257.9)	112.5
Support Office	0.9	(10.9)	-	637.0	627.0
	969.8	**(745.0)**	**135.6**	**379.1**	**739.5**
By business:					
Company and subsidiaries					
• Retailing	961.9	(733.8)	-	(290.4)	(62.3)
• Manufacturing	7.0	(0.3)	-	32.5	39.2
Associates and joint ventures					
• Retailing	-	-	41.2	-	41.2
• Restaurants	-	-	94.4	-	94.4
	968.9	(734.1)	135.6	(257.9)	112.5
Support Office	0.9	(10.9)	-	637.0	627.0
	969.8	**(745.0)**	**135.6**	**379.1**	**739.5**
2001					
By geographical area:					
Company and subsidiaries					
• North Asia	577.9	(420.6)	-	(292.8)	(135.5)
• South Asia	343.6	(201.3)	-	(36.5)	105.8
• New Zealand	141.9	(75.4)	-	(27.0)	39.5
• Australia	31.2	(31.9)	-	5.5	4.8
Associates and joint ventures					
• North Asia	-	-	87.0	-	87.0
• South Asia	-	-	30.0	-	30.0
	1,094.6	(729.2)	117.0	(350.8)	131.6
Support Office	1.4	(25.8)	-	419.4	395.0
	1,096.0	(755.0)	117.0	68.6	526.6
By business:					
Company and subsidiaries					
• Retailing	1,077.8	(728.8)	-	(382.2)	(33.2)
• Manufacturing	16.8	(0.4)	-	31.4	47.8
Associates and joint ventures					
• Retailing	-	-	28.4	-	28.4
• Restaurants	-	-	88.6	-	88.6
	1,094.6	(729.2)	117.0	(350.8)	131.6
Support Office	1.4	(25.8)	-	419.4	395.0
	1,096.0	(755.0)	117.0	68.6	526.6

Segment assets include goodwill, tangible assets, leasehold land payments, pension assets, stocks, debtors and prepayments.
Segment liabilities include creditors and accruals and other non-current liabilities.
Associates and joint ventures include share of attributable net assets and unamortised goodwill on acquisition.
Unallocated assets and liabilities include other investments, tax assets and liabilities, cash and cash equivalents, and borrowings.

23. SHARE CAPITAL

	2002 US$m	2001 US$m
Authorised:		
2,250,000,000 shares of US¢5 5/9 each	**125.0**	125.0
500,000 shares of US$800 each	**400.0**	400.0
	525.0	525.0

	Ordinary shares in millions 2002	Ordinary shares in millions 2001	2002 US$m	2001 US$m
Issued and fully paid:				
Ordinary shares of US¢5 5/9 each				
At 1st January	1,707.6	1,700.6	94.9	94.5
Issued under share incentive schemes	1.6	7.0	0.1	0.4
Repurchased and cancelled	(176.5)	-	(9.8)	-
At 31st December	1,532.7	1,707.6	85.2	94.9
Outstanding under share incentive schemes	(51.5)	(51.8)	(2.9)	(2.9)
	1,481.2	1,655.8	**82.3**	92.0

In 2002, the Company repurchased 170.0 million ordinary shares through a tender offer and a related 69,000 ordinary shares pursuant to the Directors' general repurchase authority at a total cost of US$129.8 million. In addition, the Company repurchased 6.4 million ordinary shares through the stock market at a cost of US$5.4 million. These were dealt with by charging US$9.8 million to share capital and US$125.4 million to share premium (2001 : nil).

24. SENIOR EXECUTIVE SHARE INCENTIVE SCHEMES

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase shares in the Company. Under the Schemes shares are issued to the Trustee of the Schemes, The Verandah Trust Company Limited, a wholly-owned subsidiary, which holds the shares until the options are exercised. Shares are issued at prices based on the average market price for the five trading days immediately preceding the date of grant of the options, which are exercisable for up to 10 years following the date of grant.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet (note 23) and the premium attached to them is netted off the share premium account (note 25).

Movements for the year

	Ordinary shares in millions 2002	Ordinary shares in millions 2001	2002 US$m	2001 US$m
At 1st January	**51.8**	44.9	**48.2**	44.7
Granted	**1.6**	7.0	**1.1**	3.6
Exercised	**(1.9)**	(0.1)	**(1.1)**	(0.1)
At 31st December	**51.5**	51.8	**48.2**	48.2

The exercise prices of share options exercised during the year were in the range of US$0.4465 to US$0.8220 (2001 : US$0.4925 to US$0.6045) per share.

Outstanding at 31st December

Expiry date	Exercise price US$	Ordinary shares in millions 2002	Ordinary shares in millions 2001
2002	1.6730	-	0.4
2003	1.6220	**0.6**	0.9
2004	1.4720	-	0.1
2005	1.0000	**0.7**	1.3
2006	0.8220	**0.4**	1.0
2007	0.7360 - 0.8735	**6.5**	7.3
2008	0.9425 - 1.2920	**4.3**	7.3
2009	1.0245 - 1.2380	**4.7**	6.0
2010	0.4230 - 0.6045	**4.7**	7.8
2011	0.5075	**5.4**	6.6
2012	0.7005	**1.6**	-
		28.9	38.7
Unallocated	0.4925 - 1.6730	**22.6**	13.1
		51.5	51.8

25. SHARE PREMIUM	2002 US$m	2001 US$m
At 1st January	194.3	191.1
Shares issued under share incentive schemes	1.0	3.2
Repurchased and cancelled (note 23)	(125.4)	-
At 31st December	69.9	194.3
Outstanding under share incentive schemes	(45.3)	(45.3)
	24.6	149.0

26. REVENUE AND OTHER RESERVES	Revenue reserves US$m	Property revaluation reserves US$m	Contributed surplus US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2002						
At 1st January	124.9	21.9	162.1	-	(25.4)	283.5
Revaluation of properties						
- net revaluation surplus	-	6.9	-	-	-	6.9
- deferred tax	-	0.9	-	-	-	0.9
Transfer						
- additional depreciation transferred upon revaluation	0.2	(0.2)	-	-	-	-
- disposal of revalued assets	0.7	(0.7)	-	-	-	-
Net exchange translation differences						
- amount arising in year	-	-	-	-	18.6	18.6
- transfer to consolidated profit and loss account on disposal of Woolworths	-	-	-	-	(2.0)	(2.0)
Cash flow hedges						
- fair value losses	-	-	-	(4.8)	-	(4.8)
Net profit	342.8	-	-	-	-	342.8
Dividends (note 27)	(14.8)	-	-	-	-	(14.8)
At 31st December	**453.8**	**28.8**	**162.1**	**(4.8)**	**(8.8)**	**631.1**
of which:						
Company	445.5	-	162.1	-	1.1	608.7
Associates and joint ventures	93.1	5.4	-	-	(0.9)	97.6

26. REVENUE AND OTHER RESERVES *(continued)*

	Revenue reserves US$m	Property revaluation reserves US$m	Contributed surplus US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2001						
At 1st January	76.1	40.6	162.1	(5.7)	(60.0)	213.1
Transfer						
- additional depreciation transferred upon revaluation	0.4	(0.4)	-	-	-	-
- disposal of revalued assets	18.3	(18.3)	-	-	-	-
Net exchange translation differences						
- amount arising in year	-	-	-	-	(0.8)	(0.8)
- transfer to consolidated profit and loss account on disposal of Franklins' assets	-	-	-	-	35.4	35.4
Cash flow hedges						
- transfer to consolidated profit and loss account	-	-	-	5.7	-	5.7
Change in attributable interests	0.3	-	-	-	-	0.3
Net profit	29.8	-	-	-	-	29.8
At 31st December	124.9	21.9	162.1	-	(25.4)	283.5
of which:						
Company	209.6	-	162.1	-	(12.1)	359.6
Associates and joint ventures	86.7	-	-	-	(4.0)	82.7

Property revaluation reserves are non-distributable.

The contributed surplus principally arose from the conversion of convertible preference shares in 1989 and, under the Bye-Laws of the Company, is distributable.

27. DIVIDENDS

	2002 US$m	2001 US$m
No final dividend in respect of 2001 (2000: nil)	-	-
Interim dividend in respect of 2002 of US¢1.00 per share (2001: nil)	**(14.8)**	-
	(14.8)	-

A final dividend in respect of 2002 of US¢2.00 per share amounting to a total of US$29.6 million (2001: nil) is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting and will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003. The Company has announced a tender offer to repurchase up to 170 million ordinary shares. Shares successfully tendered in the offer will not be eligible for the final dividend. In the event the tender is fully accepted, the amount of the final dividend will be reduced by US$3.4 million.

28. MINORITY INTERESTS

	2002 US$m	2001 US$m
By geographical area:		
• North Asia	**1.5**	2.1
Movement for the year:		
At 1st January	**2.1**	3.2
Attributable (loss) / profit less dividends	**(0.6)**	0.2
Capital contribution	-	2.2
Disposal	-	(0.1)
Purchase of minority interests	-	(3.4)
At 31st December	**1.5**	2.1

29. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

		2002 US$m	2001 US$m
a.	**Depreciation and amortisation**		
	By geographical area:		
	• North Asia	**71.0**	73.5
	• South Asia	**23.8**	21.8
	• New Zealand	**9.9**	18.3
	• Australia	**-**	16.6
		104.7	130.2
b.	**Other non-cash items**		
	Net profit on sale of Woolworths	**(230.9)**	-
	Net profit on sale of Sims	**-**	(17.3)
	Net gain on disposal of Franklins' assets	**(5.2)**	(37.5)
	Restructuring costs of Wellcome Delivers	**-**	6.6
	Impairment of assets in Hong Kong	**-**	12.9
	Property revaluation deficits and impairment charge	**4.0**	-
	Loss on sale of tangible assets	**15.9**	5.9
	Other	**(0.9)**	(1.7)
		(217.1)	(31.1)
	By geographical area:		
	• North Asia	**17.0**	1.3
	• South Asia	**1.4**	0.5
	• New Zealand	**(230.3)**	3.3
	• Australia	**(5.2)**	(36.2)
		(217.1)	(31.1)
c.	**Decrease in working capital**		
	(Increase) / decrease in stocks	**(3.4)**	138.3
	Decrease / (increase) in debtors and prepayments	**49.8**	(7.6)
	Increase / (decrease) in creditors and accruals	**17.2**	(100.5)
		63.6	30.2
d.	**Purchase of subsidiaries**		
	Tangible assets	**(6.6)**	-
	Other non-current assets	**(0.5)**	-
	Current assets	**(22.8)**	-
	Current liabilities	**20.6**	-
	Minority interests	**-**	(3.4)
	Fair value at acquisition	**(9.3)**	(3.4)
	Goodwill	**(13.5)**	(5.4)
	Consideration	**(22.8)**	(8.8)
	Less: Borrowings (net of bank balances)	**(1.0)**	-
	Add: Deferred consideration	**-**	(2.9)
	Net cash outflow on purchase	**(23.8)**	(11.7)

In October 2002, the Group acquired a 100% interest in IKEA's franchisee businesses in Hong Kong and Taiwan from Jardine Pacific. During 2001, the Group purchased the remaining minority interests in Wellcome Taiwan Company Limited (2.8%) and Giant TMC Bhd (10%).

29. NOTES TO CONSOLIDATED CASH FLOW STATEMENT *(continued)*

	2002 US$m
e. Sale of Woolworths	
Tangible assets	**100.8**
Other non-current assets	**4.9**
Current assets	**62.3**
Current liabilities	**(63.3)**
Long-term borrowings	**(48.9)**
Net assets disposed of	**55.8**
Cumulative exchange gain	**(2.0)**
Net gain on disposal	**230.9**
Sale proceeds	**284.7**
Less: Bank balances (net of borrowings)	**(8.8)**
Net cash inflow on sale	**275.9**

In June 2002, the Group completed the sale of its 100% interest in Woolworths to a third party.

	2001 US$m
f. Sale of Sims	
Goodwill	1.4
Tangible assets	4.0
Other non-current assets	0.1
Current assets	69.9
Current liabilities	(39.8)
Deferred tax liabilities	(0.5)
Minority interests	(0.1)
Net assets disposed of	35.0
Additional costs on retirement benefits transferred (note 16)	1.7
Net profit on sale	17.3
Sale proceeds	54.0
Less: Bank balances (net of borrowings)	(0.4)
Net cash inflow on sale	53.6
g. Disposal of Franklins' assets	
Net assets disposed of	144.4
Cumulative exchange loss	35.4
Net gain on disposal	37.5
Net cash inflow on disposal	217.3

	2002 US$m	2001 US$m
h. Analysis of balances of cash and cash equivalents		
Bank balances (note 18)	**608.4**	511.0
Bank overdrafts (note 20)	**(1.5)**	(24.3)
	606.9	486.7

30. FINANCIAL INSTRUMENTS

The Group manages its exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk
Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investment in foreign subsidiaries, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk
The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and options.

Funding risk
The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk
The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values
The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments and discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps and caps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates, which approximate to their carrying amount.

In the year ended 31st December 2000, the Group did not recognise in its financial statements the change in fair value of derivative financial statements. On the adoption of IAS 39 at 1st January 2001, certain derivatives were designated as cash flow hedges and remeasured to fair values.

The net fair values of derivative financial instruments at 31st December are as follows :

	2002		2001	
	Positive fair value ***US$m***	*Negative fair value* ***US$m***	*Positive fair value US$m*	*Negative fair value US$m*
Designated for cash flow hedges				
- interest rate swaps	**-**	**4.8**	-	-

FINANCIAL INSTRUMENTS *(continued)*

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2002 were US$65.1 million (2001: US$64.1 million).

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following two years.

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts at 31st December 2002 were US$147.8 million (2001: US$164.1 million).

The due dates of interest rate swaps at 31st December were as follows :

	2002 US$m	*2001* US$m
Within one year	**32.1**	29.4
Between one and five years	**115.7**	134.7
	147.8	164.1

At 31st December 2002, the fixed interest rates relating to interest rate swaps vary from 2.6% to 5.0% (2001: 2.5% to 6.0%).

31. COMMITMENTS

	2002 US$m	*2001* US$m
Capital commitments		
Authorised not contracted	**58.8**	75.6
Contracted not provided	**-**	6.3
	58.8	81.9
Operating lease commitments		
Total commitments under operating leases		
- due within one year	**225.7**	221.1
- due between one and five years	**355.8**	371.8
- due beyond five years	**26.4**	107.0
	607.9	699.9

Total future sublease payments receivable relating to the above operating leases amounted to US$3.6 million (2001: US$4.7 million).

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

32. CONTINGENT LIABILITIES

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

33. RELATED PARTY TRANSACTIONS

The parent company of the Group is Jardine Strategic Holdings Limited and the ultimate parent company is Jardine Matheson Holdings Limited. Both companies are incorporated in Bermuda.

In October 2002, Dairy Farm acquired a 100% interest in the IKEA home furnishings businesses in Hong Kong and Taiwan from Jardine Pacific Holdings Limited, a wholly-owned subsidiary of Jardine Matheson Holdings Limited, for a total consideration of US$27 million.

In the normal course of business the Group undertakes on an arms-length basis a wide variety of transactions with certain of its associates and joint ventures, and with Jardine Matheson Holdings Limited and its subsidiary undertakings, associates and joint ventures. All of such transactions are considered to be immaterial in the context of the Group.

Under the terms of a Management Services Agreement, the Group pays a management fee to Jardine Matheson Limited, a wholly-owned subsidiary of Jardine Matheson Holdings Limited, based on 0.5% per annum of the Group's net profit in consideration for certain management consultancy services provided by Jardine Matheson Limited.

34. SUMMARISED BALANCE SHEET OF THE COMPANY

Included below is certain summarised balance sheet information of the Company disclosed in accordance with Bermuda law.

	2002 US$m	*2001 US$m*
Subsidiaries, at cost less provision	**763.6**	648.6
Other investments	**0.4**	0.4
Current liabilities	**(0.2)**	(0.2)
Net operating assets	**763.8**	648.8
Share capital (note 23)	**85.2**	94.9
Share premium (note 25)	**69.9**	194.3
Revenue and other reserves (note 26)	**608.7**	359.6
Shareholders' funds	**763.8**	648.8

35. POST BALANCE SHEET EVENTS

In January 2003, the Group signed an agreement to purchase the 22-store Kayo supermarket chain in Taiwan from a third party for US$27 million. Completion is expected by end February 2003.

36. PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

A list of principal subsidiaries, associates and joint ventures is attached.

PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

at 31st December 2002

Company Name	Country of incorporation	Particulars of issued capital			Attributable interests(%) 2002	2001	Nature of business
Dairy Farm Management Limited	Bermuda	HKD USD	100,000 100	Ordinary Ordinary	**100** **	100	Holding company
Dairy Farm Management Services Limited	Bermuda	USD	12,000	Ordinary	**100** **	100	Group management
DFI Treasury Limited	British Virgin Islands	USD	1	Ordinary	**100** **	100	Treasury company
NORTH ASIA							
Guangdong Sai Yi Convenience Stores Limited	Mainland China	HKD	50,000,000	Ordinary	**65**	65	Convenience stores
Asian Food Industries (Properties) Limited	Hong Kong	HKD	10,000,000	Ordinary	**100**	100	Property
Hayselton Enterprises Limited	Hong Kong	HKD	2	Ordinary	**100**	100	Holding company
Maxim's Caterers Limited *	Hong Kong	HKD	60,000,000	Ordinary	**50**	50	Restaurants
The Dairy Farm Company, Limited	Hong Kong	HKD	60,000,000	Ordinary	**100**	100	Investment holding, supermarkets, convenience stores, drugstores and home furnishings.
The Hong Kong Ice & Cold Storage Company Limited	Hong Kong	HKD	500,000	Ordinary	**100**	100	Ice manufacturing & cold store
Wellcome Company Limited	Hong Kong	HKD	255,000	Ordinary	**100**	100	Property
Wellcome Taiwan Company Limited	Taiwan	TWD	1,800,000,000	Ordinary	**100**	100	Supermarkets
Jardine Consumer Marketing Services Taiwan Limited	Taiwan	TWD	171,000,000	Ordinary	**100**	-	Home furnishings
CJ Olive Young Limited *	Korea	KRW	12,100,000,000	Ordinary	**50**	-	Drugstores
SOUTH ASIA							
Guardian Pharmacy (Malaysia) Sdn Bhd	Malaysia	MYR	12,000,000	Ordinary	**100**	100	Pharmacies
Giant TMC Bhd	Malaysia	MYR	19,669,914	Ordinary	**100**	100	Supermarkets and hypermarkets
Fitzpatrick's Holdings Pte Limited	Singapore	SGD	30,000,000	Ordinary	**100**	100	Holding company
Cold Storage Singapore (1983) Pte Limited	Singapore	SGD	25,685,000	Ordinary	**100**	100	Supermarkets, hypermarkets and convenience stores
Guardian SEA Pte Limited	Singapore	SGD	4,000,000	Ordinary	**100**	100	Pharmacies
PT Hero Supermarket Tbk *	Indonesia	IDR	164,710,000,000	Ordinary	**37**	37	Supermarkets, hypermarkets drugstores and convenience stores
Foodworld Supermarkets Limited *	India	INR	630,613,000	Ordinary	**49**	49	Supermarkets
RPG Guardian Limited *	India	INR	110,000,000	Ordinary	**50**	50	Drugstores

* *Associates or joint ventures. All other companies are subsidiaries.*

** *Owned directly*